40-33
811-01474
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

07060631

SEC MAIL PROCESSING SECTION RECEIVED DEC 17 2007 WASH DC 107

December 12, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, **letter with copy of recent Notice of Proposed Amendment published by the Employee Benefits Security Administration of the Department of Labor** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

S:\srr\Litigation\Calderon v AVZ\Corr\L-121207SEC.doc
121207 jc

C01

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

mperry@gibsondunn.com

November 29, 2007

Direct Dial
(202) 887-3667
Fax No.
(202) 530-9696

Client No.
46252-00038

Patricia S. Connor, Clerk
U.S. Court of Appeals for the Fourth Circuit
110 East Main Street, Suit 501
Richmond, VA 23219

Re: *Wangberger v. Janus Capital Group,* No. 06-2003

Dear Ms. Connor:

Pursuant to Rule 28(j), I am writing to bring to the Court's attention a recent Notice of Proposed Amendment published by the Employee Benefits Security Administration of the Department of Labor. 72 Fed. Reg. 65,597 (Nov. 21, 2007) (enclosed). That Notice reiterates that Field Assistance Bulletin No. 2006-01 (the "FAB"; also enclosed) sets forth the Labor Department's current position on the "issues to be considered [by a plan fiduciary] when the need arises to allocate settlement proceeds among different classes of participants and beneficiaries." 72 Fed. Reg. at 65,601 n.14.

As discussed in appellees' brief (at pages 32-33), the FAB makes clear the Department's view that a plan fiduciary "may properly decide to allocate the proceeds" of litigation "to current participants," even were such an allocation "may be seen as disadvantaging" others who may claim entitlement to the funds, such as persons who were participants at the time of the wrongdoing but have since taken a distribution. FAB at 8. Moreover, the FAB makes clear that the fiduciary "may reasonably conclude that certain participant-level allocations ... may instead be used for other permissible plan purposes, such as the payment of reasonable expenses of administering the plan." FAB at 9. In either situation, former employees would not receive a *pro rata* allocation of the proceeds.

The FAB, as reconfirmed by the November 21 Notice, is flatly inconsistent with the litigating position taken by the Secretary of Labor in her *amicus* brief in this case, which argues that former employees "will" receive an additional allocation in the event of a recovery by the plan.

DOL Br. 12. It also contravenes the assumption, made by several courts of appeals and repeated by plaintiffs, that proceeds "must" be distributed to former employees, as opposed to, say, being allocated to current participants. *Graden v. Conexant Systems, Inc.*, 496 F.3d 291, 302 (3d Cir. 2007); *see also Harzewski v. Guidant Corp.*, 489 F.3d 799, 803-04 (7th Cir. 2007).

We would appreciate your circulating this letter to the panel assigned to this case, which is scheduled for argument on December 5, 2007.

Respectfully submitted,

Mark A. Perry

MAP/dl
cc: All Counsel
100346165_1.DOC

U.S. Department of Labor

Employee Benefits Security Administration
Washington, D.C. 20210

FIELD ASSISTANCE BULLETIN NO. 2006-01

DATE: APRIL 19, 2006

MEMORANDUM FOR: VIRGINIA C. SMITH, DIRECTOR OF ENFORCEMENT
REGIONAL DIRECTORS

FROM: ROBERT J. DOYLE
DIRECTOR OF REGULATIONS AND INTERPRETATIONS

SUBJECT: THE DISTRIBUTION TO PLANS OF SETTLEMENT PROCEEDS RELATING TO LATE TRADING AND MARKET-TIMING

ISSUE:

What are the duties and responsibilities under ERISA of independent distribution consultants (IDCs), plan service-providers and fiduciaries with respect to the allocation and distribution of mutual fund settlement proceeds to plans and plan participants?

BACKGROUND:

Pursuant to Orders entered by the Securities and Exchange Commission (SEC) in several SEC enforcement matters alleging late trading and market timing activities, SEC distribution funds have been created for the purpose of making distributions to investors who suffered losses as a result of the conduct alleged in the matters. For each relevant mutual fund or series of funds, an independent distribution consultant (IDC) has been or will be appointed pursuant to SEC Orders to establish a plan to distribute the monies from the settlement fund to appropriate fund shareholders, subject to the SEC's approval.

A number of ERISA-covered plans will be entitled to settlement proceeds by virtue of their mutual fund investments. In some cases, plans will be the shareholder of record and receive their settlement distribution directly from the settlement fund. In other cases, an intermediary, e.g., a broker-dealer, underwriter, and/or record-keeper, will be the shareholder of record and plans, as well as non-plan investors, will receive their settlement distribution based on their interest in an "omnibus account" operated by the intermediary. When an intermediary is involved, we understand that distribution plans may provide an intermediary with the option of either receiving the settlement proceeds in a

lump sum and making the requisite distribution of proceeds to the individual investors in its omnibus account or providing the IDC the necessary client and transaction records, based on which the IDC will make distributions to the individual investors. In other instances, we understand that distribution plans will provide that the IDC will allocate and distribute settlement proceeds directly to all beneficial shareholders, including plans.

Under certain settlement agreements, mutual fund companies or settling parties may agree to pay the costs associated with allocations and distributions made by the IDCs with respect to omnibus account clients of intermediaries. However, in most instances it is anticipated that settlements will not provide for the costs associated with allocations among plans or, at the plan level, among plan participants and beneficiaries.

A number of issues have been raised by IDCs, intermediaries, plan sponsors, plan-level fiduciaries, and others regarding the application of ERISA's fiduciary responsibility rules to the distribution and allocation of these settlement proceeds. Among the issues raised are questions about whether and/or when settlement proceeds will become "plan assets" under ERISA and when an intermediary or other plan service-provider may become a "fiduciary" by virtue of its receipt and investment of such proceeds. Other issues concern the duties of a plan fiduciary with respect to the allocation of such proceeds among plans and participants and beneficiaries.

This bulletin provides general guidance to EBSA regional offices regarding the Department's views on the application of ERISA's fiduciary rules to parties involved in the distribution and allocation of mutual fund settlement proceeds to employee benefit plans and among the participants and beneficiaries of such plans.

ANALYSIS:

Independent Distribution Consultants (IDCs) – Allocation among shareholders

In light of the fact that some ERISA-covered employee benefit plans, as investors in the relevant mutual funds, will be entitled to a portion of the mutual fund settlement proceeds, questions have been raised as to whether an IDC, in developing and implementing a distribution plan, is subject to ERISA's fiduciary rules. It is the view of the Department that the development and implementation of settlement fund distribution plans will not, in and of itself, cause an IDC to become a fiduciary under ERISA.

Section 3(21) of ERISA defines a fiduciary as one who has or exercises discretionary authority or control in the administration or management of an employee benefit plan or exercises any authority or control respecting management or disposition of its assets. In determining whether particular funds constitute plan assets, the Department has issued regulations describing what constitutes plan assets with respect to a plan's investment in other entities and with respect to participant contributions. *See* 29 C.F.R. § § 2510.3-101 and 2510.3-102. The Department also has indicated that the assets of an employee benefit plan generally are to be identified in other situations on the basis of "ordinary notions of property rights."[1]

As discussed above, IDCs are appointed pursuant to SEC Orders to establish a plan to distribute the monies from the settlement fund to affected shareholders, and prior to implementation, distribution plans must be approved by the SEC. The IDC, in this capacity, has not been engaged to act on behalf of an employee benefit plan or plans and is not an agent of the plans. Moreover, we have been informed by the SEC that no mutual fund investor, including employee benefit plan investors, has an interest in or claims against settlement fund proceeds prior to their distribution to the affected shareholders.[2] For these reasons, in our view, under the regulations and applying ordinary notions of property rights, settlement fund proceeds, in whole or in part, would not constitute plan assets prior to their distribution by an IDC to affected plan shareholders or intermediaries acting on their behalf. Accordingly, an IDC, in developing and implementing a distribution plan, would not be exercising any authority or control in the administration or management of an employee benefit plan or its assets. Therefore, the development and implementation of settlement fund distribution plans will not, in and of itself, cause an IDC to become a fiduciary under ERISA.

This conclusion would not be affected by the fact that the IDC, as part of its distribution plan, applied a *de minimis* threshold for determining which shareholders, including plans, received distributions, or imposed conditions on the receipt of a distribution, such as conditioning receipt on the use of a particular allocation methodology at the participant-level[3] or furnishing a report to the IDC on how the distributed funds were allocated among participants.

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[1] *See* Advisory Opinion 2005-08A (May 11, 2005) and Advisory Opinion 92-24A (November 11, 1992).

[2] *See generally* 17 C.F.R. § 201.1100, *et. seq.* (SEC Rules on Fair Fund and Disgorgement Plans).

[3] Among other things, an allocation methodology might include the use of a particular algorithm or a restriction on the depositing of proceeds in the forfeiture account of a plan.

Intermediaries – Allocation among omnibus account clients

Unlike IDCs acting under the auspices of the SEC, intermediaries, in receiving settlement fund proceeds, will be acting on behalf of their omnibus account clients, including employee benefit plan clients.[4] The omnibus account clients, therefore, will have a beneficial interest in the settlement fund proceeds received by the intermediary, without regard to whether determinations have been made as to the specific entitlement of each omnibus account client. Accordingly, applying ordinary notions of property rights, settlement fund proceeds received by intermediaries on behalf of employee benefit plan clients will constitute plan assets and, as such, will be required to be held in trust and managed in accordance with the fiduciary responsibility provisions of Part 4 of Title I of ERISA.[5]

Without regard to whether an intermediary was a fiduciary with respect to an employee benefit plan prior to receiving a distribution of settlement proceeds, an intermediary receiving proceeds on behalf of an employee benefit plan would, in the view of the Department, be assuming fiduciary responsibilities upon receipt of such proceeds as a result of having discretionary authority or control respecting administration or management of an ERISA plan or exercising any authority or control respecting management or disposition of plan assets. The Department notes that the decision by an intermediary, who is not otherwise a fiduciary, to decline to receive a settlement fund distribution on behalf of its omnibus account clients would not, in and of itself, be viewed as a fiduciary decision. The intermediary's decision or related actions, however, may nonetheless give rise to fiduciary liability if such actions adversely affect the plan's right to receive proceeds in accordance with the IDC's plan of distribution.[6]

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[4] Some IDC plans may include ERISA plans within the definition of "intermediaries." This discussion of intermediaries is intended to include only those intermediaries that are not ERISA plans. Where ERISA plans are themselves shareholders of record, the fiduciaries of such plans are generally acting in a fiduciary capacity with respect to the settlements.

[5] For example, any deposit of proceeds in funds managed by an intermediary or affiliate would be a transaction prohibited by section 406 of ERISA unless a relevant statutory or administrative exemption applies.

[6] For example, if an intermediary elects not to receive settlement fund proceeds on behalf of its employee benefit plan clients and also refuses to provide client records and other information necessary for an IDC to make the required distributions, the intermediary would be considered to be effectively exercising discretion or control over plan assets and, thereby, subject to ERISA's fiduciary standards because its actions will have prevented the plan from receiving a share of the settlement.

As noted above, an intermediary in receipt of settlement fund proceeds will be required to hold the proceeds in trust and manage those proceeds in accordance with the fiduciary responsibility provisions of Part 4 of Title I. Among other things, an intermediary in discharging its responsibilities to act prudently and solely in the interest of plan participants and beneficiaries, in accordance with section 404(a) of ERISA, may have to invest the proceeds pending the development and/or implementation of a plan for distributing the proceeds to individual omnibus account clients. In such instances, the intermediary may also be responsible for developing and/or implementing a plan for allocating settlement proceeds among individual omnibus account clients.

If an IDC, as part of its distribution plan approved by the SEC, makes available to an intermediary or requires, as a condition to the distribution, that the intermediary utilize a particular methodology for allocating settlement fund proceeds among individual omnibus account clients, the Department will, as an enforcement matter, view the application of such methodology to the allocation of settlement fund proceeds among individual omnibus account clients as satisfying the requirements of section 404(a) with respect to the methodology for allocating assets to employee benefit plans. We note that while the use of a particular allocation methodology may be considered prudent, fiduciaries also need to ensure that implementation of the methodology (e.g., making allocations and distributions in accordance with such methodology) is carried out in a prudent manner.

In some instances, the intermediary will be responsible both for developing and implementing the plan for allocating proceeds among its omnibus account clients. As fiduciaries, intermediaries must be prudent in the selection of the method of allocating the proceeds among its clients in an omnibus account, including plans. Prudence in such instances would, at a minimum, require a process by which the fiduciary chooses a methodology where the proceeds of the settlement would be allocated, where possible, to the affected clients in relation to the impact the late trading and market timing activities may have had on the particular plan. However, prudence would also require a process by which the fiduciary weighs the costs and ultimate benefit to the clients associated with achieving that goal. For example, there may be instances where the cost of allocating an amount to a particular plan may exceed the projected amount of the proceeds with respect to which the plan might be entitled under a prudent methodology. In such instances (*i.e.*, where the cost to the plan is projected to exceed the benefit to the plan), an allocation plan would not be considered imprudent merely because it included an objective formula pursuant to which amounts otherwise allocable to a plan are forfeited and reallocated among other omnibus account clients, provided that any such formula applies to all omnibus

account clients, not just employee benefit plans, and does not permit the exercise of discretion by the intermediary.

Further, it is our view that an allocation plan would not fail to be "solely in the interest of participants," for purposes of section 404(a)(1), merely because the allocation methodology does not result in an exact reflection of transactional activity of the clients, provided such method is reasonable, fair and objective. For example, if a fiduciary determines that it would be more cost-effective to do so, it may allocate the proceeds among clients in an omnibus account according to the average share or dollar balance of the clients' investment in the mutual fund during the relevant period.

In some instances, the services rendered by intermediaries in connection with the receipt, allocation and/or distribution of settlement fund proceeds may involve services or compensation not contemplated in the service provider agreement between the employee benefit plan(s) and the intermediary. While an intermediary may charge plans for any direct expenses incurred in connection with receipt, allocation and/or distribution of settlement fund proceeds, an intermediary, as a plan fiduciary, cannot compensate itself from plan assets beyond direct expenses without violating the prohibited transaction rule of section 406 of ERISA.[7]

If the receipt, allocation and/or distribution services of the intermediary, and compensation for such services, are carried out in accordance with the directions and approval of appropriate plan fiduciaries, the intermediary may be able to avoid fiduciary status and issues relating to self-dealing under ERISA. However, determinations as to whether approval by a plan fiduciary has occurred would be factual in nature and would involve considerations such as language in relevant service contracts or whether the intermediary has disclosed to its employee benefit plan clients sufficient information concerning its proposed administration of the settlement proceeds so that the plan client reasonably can approve the arrangement based upon its understanding of the arrangement and related expenses.[8]

In some instances, an intermediary may receive settlement proceeds with respect to plans that have, since the event leading to the settlement, hired a new record

[7] Advisory Opinion Nos. 2001-10A (December 14, 2001), 93-06A (March 11, 1993).

[8] *See* Field Assistance Bulletin 2002-3 (November 5, 2002). *See also* Advisory Opinion 2001-02A (February 15, 2001). In this advisory opinion involving demutualization proceeds distribution, Prudential provided the policyholder advance notice of the allocation options and a reasonable period of time (here at least 60 days) to select an option. As long as the plan fiduciary actually chose the default allocation, its failure affirmatively to communicate that decision to Prudential did not cause Prudential to become a fiduciary by implementing that option.

keeper or intermediary for investments made by the plan. In such instances, the intermediary in receipt of the proceeds would still be considered a fiduciary with respect to plan assets in its possession and would be expected to transfer the assets to the plan's new record keeper or to an appropriate fiduciary of the plan.

An intermediary may also receive proceeds on behalf of plans that have terminated. In such instances, an intermediary should make reasonable efforts to deliver such assets to a responsible plan fiduciary (most likely, the plan sponsor) for distribution to plan participants or other appropriate disposition. If the intermediary is unable to locate a responsible plan fiduciary after a reasonable and diligent search, the intermediary may reallocate such proceeds among its other clients. Under no circumstances may an intermediary retain such assets for its own use.

Plan Fiduciary – Allocation among participants and beneficiaries

The following discussion focuses on the obligations of the plan fiduciary in allocating settlement fund proceeds among the plan's participants and beneficiaries. For purposes of this discussion, the fiduciary might be the plan sponsor, intermediary or other person charged with allocating the proceeds among participants and beneficiaries.

Similar to the allocation of settlement fund proceeds among plans, if an IDC, as part of its distribution plan approved by the SEC, requires, as a condition to the distribution, that the fiduciary utilize a particular methodology for allocating settlement fund proceeds among plan participants and beneficiaries, the Department will, as an enforcement matter, view the application of such methodology to the allocation of proceeds among participants and beneficiaries as satisfying the requirements of section 404(a) with respect to the methodology for allocating assets to participants and beneficiaries.

If an IDC's distribution plan provides, but does not require the use of, a methodology for allocating proceeds among plan participants and beneficiaries, the Department also will, as an enforcement matter, view the use of such methodology as satisfying the requirements of section 404(a)(1)(A) and (B) of ERISA with respect to a methodology for allocating assets to participants and beneficiaries. As noted above, while the use of a particular allocation methodology may be treated as prudent, fiduciaries also need to ensure that implementation of the IDC allocation methodology (*e.g.*, making allocations to participants and beneficiaries in accordance with the methodology) is carried out in a prudent manner.

In the absence of guidance in the IDC's distribution plan with respect to allocations to a plan's participants and beneficiaries, fiduciaries must select a method or methods for allocating proceeds. In this regard, a plan fiduciary must be prudent in the selection of a method of allocating settlement proceeds among plan participants. Prudence in such instances, at a minimum, would require a process by which the fiduciary chooses a methodology where the proceeds of the settlement would be allocated, where possible, to the affected participants in relation to the impact the market timing and late trading activities may have had on the particular account. However, prudence would also require a process by which the fiduciary weighs the costs to the plan or the participant accounts and ultimate benefit to the plan or the participants associated with achieving that goal.

In addition, a fiduciary's decision must satisfy the "solely in the interest of participants" standard of section 404(a)(1) of ERISA. In this regard, a method of allocation would not fail to be "solely in the interest of participants" merely because the selected method may be seen as disadvantaging some affected participants or groups of participants. In deciding on an allocation method, the plan fiduciary may properly weigh the competing interests of various participants or classes of plan participants (e.g., affected versus current participants) and the effects of the allocation method on those participants provided a rational basis exists for the selected method and such method is reasonable, fair and objective. For example, if a fiduciary determines that plan records are insufficient to reasonably determine the extent to which participants invested in mutual funds during the relevant period should be compensated, the fiduciary may properly decide to allocate the proceeds to current participants invested in the mutual fund based upon a reasonable, fair and objective allocation method. Similarly, if a plan fiduciary determines that the cost to allocate the proceeds among participants whose accounts were invested in the mutual fund during the entirety of the relevant period approximates the amount of the proceeds, the fiduciary may properly decide to allocate the proceeds to current participants invested in the mutual fund based upon a reasonable, fair and objective allocation method.

As plan assets, the proceeds of the settlement may not be used to benefit employers, fiduciaries or other parties in interest with respect to the plan. Sections 403(c) and 406 of ERISA. Such proceeds should not be used to offset an employer's future contributions to the plan, unless such use is permissible under the terms of the plan and would not violate applicable provisions of the Internal Revenue Code (e.g., such as when amounts involved would be considered "forfeitures" under the terms of the plan). However, we believe that a plan

fiduciary, consistent with its obligations under sections 404 and 406,[9] may reasonably conclude that certain participant-level allocations that are not "cost-effective" (e.g., allocations to participant accounts of *de minimis* amounts) may instead be used for other permissible plan purposes, such as the payment of reasonable expenses of administering the plan.

It is the view of the Department that compliance with ERISA's fiduciary rules generally will require that a fiduciary accept a distribution of settlement proceeds. The Department recognizes, however, that in rare instances the cost attendant to the receipt and distribution of such proceeds may exceed the value of such proceeds to the plan's participants. In such instances, and provided that there is no other permissible use for such proceeds by the plan (e.g., payment of plan administrative expenses), it might be appropriate for a plan fiduciary to not accept the settlement distribution.

CONCLUSION

SEC settlement fund proceeds resulting from market timing and late trading activities will not be considered "plan assets" until distributed from the settlement fund. A party will be a fiduciary to the extent it exercises any authority or control over such plan assets following distribution by an IDC.

Settlement fund proceeds will upon distribution to a plan or an intermediary constitute plan assets and, therefore, will be required to be held in trust and managed in accordance with ERISA's fiduciary responsibility rules. In general, as an enforcement matter, plan fiduciaries and intermediaries will be considered to satisfy their fiduciary duty to prudently select a method for allocating settlement proceeds if they utilize an allocation methodology provided or required by an IDC in a distribution plan approved by the SEC.

While plan fiduciaries generally have flexibility in designing a methodology for allocating settlement fund proceeds among the plan's participants and beneficiaries, plan fiduciaries must ensure that the selected methodology does not otherwise violate the prudence and "solely in the interest" requirements of section 404(a).

Finally, plan fiduciaries should document appropriately the plan's receipt and use of such settlement proceeds and work closely with their record-keepers and other service-providers in completing the process.

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[9] A violation of section 406 would arise, for example, if the plan document provides that the employer would pay plan expenses.

Questions concerning the information contained in this Bulletin may be directed to the Division of Fiduciary Interpretations, Office of Regulations and Interpretations, 202.693.8510.

be submitting the following information collection request to the Office of Management and Budget (OMB) for review and approval in accordance with the Paperwork Reduction Act of 1995. The proposed information collection is published to obtain comments from the public and affected agencies. This proposed information collection was previously published in the **Federal Register** Volume 72, Number 164, page 48682 on August 24, 2007, allowing for a 60-day comment period.

The purpose of this notice is to allow for an additional 30 days for public comment until December 21, 2007. This process is conducted in accordance with 5 CFR 1320.10.

Written comments and/or suggestions regarding the items contained in this notice, especially the estimated public burden and associated response time, should be directed to the Office of Management and Budget, Office of Information and Regulatory Affairs, *Attention*: Department of Justice Desk Officer, Washington, DC 20503. Additionally, comments may be submitted to OMB via facsimile to (202) 395–5806.

Written comments and suggestions from the public and affected agencies concerning the proposed collection of information are encouraged. Your comments should address one or more of the following four points:

—Evaluate whether the proposed collection of information is necessary for the proper performance of the functions of the agency, including whether the information will have practical utility;
—Evaluate the accuracy of the agencies estimate of the burden of the proposed collection of information, including the validity of the methodology and assumptions used;
—Enhance the quality, utility, and clarity of the information to be collected; and
—Minimize the burden of the collection of information on those who are to respond, including through the use of appropriate automated, electronic, mechanical, or other technological collection techniques or other forms of information technology, e.g., permitting electronic submission of responses.

Overview of This Information Collection:

(1) *Type of Information Collection:* Extension of a currently approved collection.

(2) *Title of the Form/Collection:* Drug Questionnaire (DEA Form 341).

(3) Agency form number, if any, and the applicable component of the Department sponsoring the collection:

Form number: DEA Form 341.

Component: Human Resources Division, Drug Enforcement Administration, U.S. Department of Justice.

(4) Affected public who will be asked or required to respond, as well as a brief abstract:

Primary: Individuals.

Other: none.

Abstract: DEA Policy states that a past history of illegal drug use may be a disqualification for employment with DEA. This form asks job applicants specific questions about their personal history, if any, of illegal drug use.

(5) An estimate of the total number of respondents and the amount of time estimated for an average respondent to respond: It is estimated that 31,800 respondents will respond annually, taking 5 minutes to complete each form.

(6) An estimate of the total public burden (in hours) associated with the collection: 2,650 annual burden hours.

If additional information is required contact: Lynn Bryant, Department Clearance Officer, United States Department of Justice, Justice Management Division, Policy and Planning Staff, Patrick Henry Building, Suite 1600, 601 D Street, NW., Washington, DC 20530.

Dated: November 15, 2007.

Lynn Bryant,

Department Clearance Officer, PRA, Department of Justice.

[FR Doc. E7–22719 Filed 11–20–07; 8:45 am]

BILLING CODE 4410–09–P

EMPLOYEE BENEFITS SECURITY ADMINISTRATION

[Application No. D–11337]

Proposed Amendment to the Class Exemption for the Release of Claims and Extensions of Credit in Connection With Litigation

AGENCY: Employee Benefits Security Administration, Department of Labor.

ACTION: Notice of proposed amendment to a class exemption.

SUMMARY: This document contains a notice of a proposed amendment to a class exemption from certain prohibited transaction restrictions of the Employee Retirement Income Security Act of 1974 (ERISA or the Act) and from certain taxes imposed by the Internal Revenue Code of 1986, as amended (the Code). The proposed amendment to the class exemption, PTE 2003–39 (68 FR 75632, Dec. 31, 2003), would apply to transactions engaged in by a plan in connection with the settlement of litigation, including bankruptcy litigation. This amendment is being proposed in response to requests from practitioners and independent fiduciaries who sought an expansion of the types of consideration that plans could accept in connection with the settlement of litigation. The proposed exemption, if granted, would affect all employee benefit plans, the participants and beneficiaries of such plans, and parties in interest with respect to those plans engaging in the described transactions.

DATES: Written comments and requests for a public hearing shall be submitted to the Department before January 22, 2008.

DATES: *Effective Date:* If adopted, the proposed amendments would be effective as of date of publication of the final amendments in the **Federal Register**.

ADDRESSES: All written comments and requests for a public hearing (preferably 3 copies) should be sent to: U.S. Department of Labor, Employee Benefits Security Administration, Room N–5700, 200 Constitution Avenue, NW., Washington, DC 20210, Attention: Proposed Amendment to Plan Settlement Class Exemption. Commenters are encouraged to submit responses electronically by e-mail to *e-OED@dol.gov*, or by using the Federal eRulemaking portal at *www.regulations.gov*. All responses will be available for public inspection in the Public Disclosure Room, Employee Benefits Security Administration, U.S. Department of Labor, Room N–1513, 200 Constitution Avenue, NW., Washington, DC 20210, and online at *www.regulations.gov* and *http://www.dol.gov/ebsa*.

FOR FURTHER INFORMATION CONTACT: Brian Buyniski, Office of Exemption Determinations, Employee Benefits Security Administration, U.S. Department of Labor, Washington DC 20210 (202) 693–8540 (not a toll-free number).

SUPPLEMENTARY INFORMATION: This document contains a notice that the Department is proposing an amendment to a class exemption from the restrictions of sections 406(a) and 407(a) of the Act and from the sanctions resulting from the application of section 4975 of the Code, by reason of section 4975(c)(1)(A) through (D) of the Code. The exemption described herein is being proposed by the Department on its own motion pursuant to section 408(a) of the Act and section 4975(c)(2) of the Code, and in accordance with the procedures set forth in 29 CFR part 2570

subpart B (55 FR 32836, August 10, 1990).[1]

Executive Order 12866 Statement

Under Executive Order 12866, the Department must determine whether a regulatory action is "significant" and therefore subject to the requirements of the Executive Order and subject to review by the Office of Management and Budget (OMB). Under section 3(f), the order defines a "significant regulatory action" as an action that is likely to result in a rule (1) having an annual effect on the economy of $100 million or more, or adversely and materially affecting a sector of the economy, productivity, competition, jobs, the environment, public health or safety, or State, local or tribal governments or communities (also referred to as "economically significant"); (2) creating serious inconsistency or otherwise interfering with an action taken or planned by another agency; (3) materially altering the budgetary impacts of entitlement grants, user fees, or loan programs or the rights and obligations of recipients thereof; or (4) raising novel legal or policy issues arising out of legal mandates, the President's priorities, or the principles set forth in the Executive Order.

Pursuant to the terms of the Executive Order, it was determined that this action is not "significant" under Section 3(f)(4) of the Executive Order. Accordingly, this action has not been reviewed by OMB.

Paperwork Reduction Act

In accordance with the Paperwork Reduction Act of 1995 (44 U.S.C. 3501–3520) (PRA 95), the Department submitted the information collection request (ICR) included in the Class Exemption For Release of Claims and Extensions of Credit in Connection with Litigation (the "Class Exemption") to the Office of Management and Budget (OMB) for review and clearance at the time the class exemption was published in the Federal Register (68 FR 75632, December 31, 2003) under OMB control number 1210–0091. The ICR was renewed by OMB on May 11, 2006.

As part of its continuing effort to reduce paperwork and respondent burden, the Department of Labor conducts a preclearance consultation program to provide the general public and Federal agencies with an opportunity to comment on proposed and continuing collections of information in accordance with the Paperwork Reduction Act of 1995 (PRA 95) (44 U.S.C. 3506(c)(2)(A)). This helps to ensure that the public understands the Department's collection instructions, respondents can provide the requested data in the desired format, the reporting burden (time and financial resources) is minimized, and the Department can properly assess the impact of collection requirements on respondents.

Currently, the Department is soliciting comments concerning the information collection request (ICR) included in the Proposed Amendment to the Class Exemption for the Release of Claims and Extensions of Credit in Connection with Litigation. A copy of the ICR may be obtained by contacting the person listed in the PRA Addressee section below.

The Department has submitted a copy of amendment to OMB in accordance with 44 U.S.C. 3507(d) for review of its information collections. The Department and OMB are particularly interested in comments that:

Evaluate whether the collection of information is necessary for the proper performance of the functions of the agency, including whether the information will have practical utility;

Evaluate the accuracy of the agency's estimate of the burden of the collection of information, including the validity of the methodology and assumptions used;

Enhance the quality, utility, and clarity of the information to be collected; and

Minimize the burden of the collection of information on those who are to respond, including through the use of appropriate automated, electronic, mechanical, or other technological collection techniques or other forms of information technology, e.g., by permitting electronic submission of responses.

Comments should be sent to the Office of Information and Regulatory Affairs, Office of Management and Budget, Room 10235, New Executive Office Building, Washington, DC 20503; Attention: Desk Officer for the Employee Benefits Security Administration. Although comments may be submitted through January 22, 2008, OMB requests that comments be received within 30 days of publication of the Proposed Amendment to the Class Exemption for the Release of Claims and Extensions of Credit in Connection with Litigation to ensure their consideration.

PRA Addressee: Address requests for copies of the ICR to Gerald B. Lindrew, Office of Policy and Research, U.S. Department of Labor, Employee Benefits Security Administration, 200 Constitution Avenue, NW., Room N–5718, Washington, DC 20210. Telephone: (202) 693–8410; Fax: (202) 219–5333. These are not toll-free numbers. A copy of the ICR also may be obtained at *http://www.RegInfo.gov*.

The Class Exemption contains the following information collections:

Written Settlement Agreement. The terms of the settlement must be specifically described in a written agreement or consent decree.

Acknowledgement by Fiduciary. The fiduciary acting on behalf of the plan must acknowledge in writing that s/he is a fiduciary with respect to the settlement of the litigation.

The proposed amendment would expand the scope of non-cash consideration that may be accepted by an Authorizing Fiduciary on behalf of the plan in connection with the settlement of litigation (subject to additional conditions) to include the following: (i) Employer securities, including bonds, and stock rights or warrants to acquire employer stock; (ii) a written promise by the employer to increase future contributions to the plan (as valued by a qualified appraiser); and/or (iii) a written agreement to adopt future plan amendments or provide additional employee benefits as approved by the Authorizing Fiduciary without an independent appraisal ("benefit enhancements").

The proposed amendment to the class exemption would modify the written settlement agreement information collection by requiring the agreement to specifically describe (i) the employer securities and written promises of future employer contributions (and the methodology for determining the fair market value of such consideration) that has been tendered as consideration in settlement of litigation and/or (ii) benefit enhancements as approved by the Authorizing Fiduciary that are provided to the plan as consideration for settlement. Because it is usual and customary business practice to express the terms of a settlement in writing with some degree of detail, no additional hour burden has been accounted for this provision of the proposed amendment.

The 2007 proposed amendment also would modify the information collection associated with the Fiduciary Acknowledgment by requiring the Authorizing Fiduciary to acknowledge its fiduciary responsibility for the approval of an attorney's fee award in connection with the settlement in writing. The Department expects the Authorizing Fiduciary to incorporate

[1] Section 102 of Reorganization Plan No. 4 of 1978, 5 U.S.C. app. at 214 (2000) generally transferred the authority of the Secretary of Treasury to issue exemptions under section 4975(c)(2) of the Code to the Secretary of Labor. In the discussion of the exemption, references to specific provisions of the Act should be read to refer as well to the corresponding provisions of section 4975 of the Code.

this acknowledgement into the investment management or trustee agreement outlining the terms and conditions of the fiduciary's retention as a plan service provider, and that this agreement will already be in existence as part of usual and customary business practice. The additional hour burden attributable to the acknowledgement provided in the proposed amendment is negligible; therefore, the Department has not increased the overall hour burden for this provision of the proposed amendment.

I. Background

Based upon feedback from practitioners and independent fiduciaries working to settle litigation in accordance with PTE 2003–39, the Department proposes to expand the type of consideration that can be accepted by an employee benefit plan in settlement of litigation. While the Department encourages cash settlements, it recognizes that there are situations in which it may be in the interest of participants and beneficiaries to accept consideration other than cash in exchange for releasing the claims of the plan and/or the plan fiduciary. In addition, because ERISA does not permit plans to hold employer-issued stock rights, warrants, or most bonds, without an individual exemption,[2] the transactions covered by the class exemption have been expanded to include acquisition, holding, and disposition of employer securities received in settlement of litigation, including bankruptcy litigation. Other amendments seek to clarify the scope of the duties of the independent fiduciary charged with responsibility for settling litigation.

In this regard, the prohibited transaction provisions of the Act generally prohibit transactions between a plan and a party in interest (including a fiduciary) with respect to such plan. Specifically, section 406(a) of the Act states that:

(1) A fiduciary with respect to a plan shall not cause the plan to engage in a transaction, if he knows or should know that such transaction constitutes a direct or indirect—

(A) Sale or exchange, or leasing, of any property between the plan and a party in interest;

(B) Lending of money or other extension of credit between the plan and a party in interest;

(C) Furnishing of goods, services, or facilities between the plan and a party in interest;

(D) Transfer to, or use by or for the benefit of, a party in interest, of any assets of the plan; or

(E) Acquisition, on behalf of the plan, of any employer security or employer real property in violation of section 407(a).

(2) No fiduciary who has authority or discretion to control or manage the assets of a plan shall permit the plan to hold any employer security or employer real property if he knows or should know that holding such security or real property violates section 407(a).

II. Description of Existing Relief

The class exemption for the release of claims and extensions of credit in connection with litigation provides limited relief. Since conflicted fiduciaries are not permitted to have a role under the exemption in settling the litigation, no relief is provided from the self-dealing provisions of ERISA. The current exemption permits the release of the plan's or the plan fiduciary's claim against a party in interest in exchange for consideration, and related extensions of credit. No relief is provided for any prohibited transactions that are part of the underlying claims in the litigation, or any new prohibited transactions that may be proposed in settlement of litigation.[3]

In those situations where the prohibited transaction at issue is "corrected" in compliance with section 4975(f)(5) of the Code, this exemption will not be necessary because correcting a prohibited transaction under section 4975 of the Code does not give rise to a prohibited transaction under Title I of the Act.[4] Additionally, there is no prohibited transaction if the plan receives consideration,[5] but does not have to relinquish its cause of action, or other assets. Finally, if the dispute involves the provision of services or incidental goods by a service provider, the settlement may fall within the statutory exemption under section 408(b)(2) of the Act.[6]

The exemption is not available where a party in interest is suing an employee benefit plan, unless the party in interest is suing on behalf of the plan pursuant to section 502(a)(2) or (3) of ERISA, in their capacity as a participant, beneficiary, or fiduciary. Further, it is the view of the Department that, in general, no exemption is needed to settle benefits disputes,[7] including subrogation cases.

The operative language of the current class exemption provides as follows:

Section I. Covered Transactions

Effective January 1, 1975, the restrictions of section 406(a)(1)(A), (B) and (D) of the Act, and the taxes imposed by section 4975(a) and (b) of the Code, by reason of section 4975(c)(1)(A), (B) and (D) of the Code, shall not apply to the following transactions, if the relevant conditions set forth in sections II through III below are met:

(a) The release by the plan or a plan fiduciary, of a legal or equitable claim against a party in interest in exchange for consideration, given by, or on behalf of, a party in interest to the plan in partial or complete settlement of the plan's or the fiduciary's claim.

(b) An extension of credit by a plan to a party in interest in connection with a settlement whereby the party in interest agrees to repay, over time, an amount owed to the plan in settlement of a legal or equitable claim by the plan or a plan fiduciary against the party in interest.

Section II. Conditions Applicable to All Transactions

(a) There is a genuine controversy involving the plan. A genuine controversy will be deemed to exist where the court has certified the case as a class-action.

(b) The fiduciary that authorizes the settlement has no relationship to, or interest in, any of the parties involved in the litigation, other than the plan, that might affect the exercise of such person's best judgment as a fiduciary.

(c) The settlement is reasonable in light of the plan's likelihood of full recovery, the risks and costs of litigation, and the value of claims foregone.

(d) The terms and conditions of the transaction are no less favorable to the plan

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[2] For example, PTE 2004–03, Lodgian 401(k) Plan and Trust Agreement, 69 FR 7506, 7509 (Feb. 14, 2004) (warrants); PTE 2003–33, Liberty Media 401(k) Savings Plan, 68 FR 64657 (Nov. 14, 2003) (stock rights); PTE 2002–02, The Golden Retirement Savings Program and The Golden Security Program, 67 FR 1242, 1243 (Jan. 9, 2002) (warrants).

[3] Where the Department of Labor (DOL) and/or the Internal Revenue Service (IRS) is a party to the litigation, new prohibited transactions may be permitted to resolve litigation pursuant to PTE 79–15, Class Exemption for Certain Transactions Authorized or Required by Judicial Order or Judicially Approved Settlement Decree, 44 FR 26979 (May 6, 1979). DOL may also enter into a voluntary settlement with parties covered by ERISA, in which case any prospective prohibited transactions may be covered by the Class Exemption to Permit Certain Transactions Authorized Pursuant to Settlement Agreements between the Department of Labor and Plans, PTE 94–71, 59 FR 51216 (Oct. 7, 1994).

[4] It should be noted that the Department of the Treasury has authority to issue regulations, rulings and opinions regarding the term "correction" as defined in section 4975 of the Code. Reorg. Plan No. 4 of 1978, 5 U.S.C. App. at 214 (2000). Treas. Reg. section 53.4941(e)–1(c)(1) (1986) (excise taxes on private foundations) applies to "correction" of prohibited transactions under section 4975(f) of the Code (dealing with pension excise taxes) by reason of Temp. Treas. Reg. section 141.4975–13 (1986).

[5] Parties entering into such arrangement should review the IRS rules with respect to restorative payments. Rev. Rul. 2002–45, 2002–2 C.B. 116.

[6] See, Advisory Opinion 95–26A (Oct. 17, 1995).

[7] *Lockheed* v. *Spink*, 517 U.S. 882, 892–893 (1996)(the payment of benefits is not a prohibited transaction).

than comparable arms-length terms and conditions that would have been agreed to by unrelated parties under similar circumstances.

(e) The transaction is not part of an agreement, arrangement, or understanding designed to benefit a party in interest.

(f) Any extension of credit by the plan to a party in interest in connection with the settlement of a legal or equitable claim against the party in interest is on terms that are reasonable, taking into consideration the creditworthiness of the party in interest and the time value of money.

(g) The transaction is not described in Prohibited Transaction Exemption (PTE) 76-1, A.I. (41 FR 12740, March 26, 1976, as corrected, 41 FR 16620, April 20, 1976) (relating to delinquent employer contributions to multiemployer and multiple employer collectively bargained plans).

Section III. Prospective Conditions

In addition to the conditions described in section II, the following conditions apply to the transactions described in section I(a) and (b) entered into after January 30, 2004:

(a) Where the litigation has not been certified as a class action by the court, an attorney or attorneys retained to advise the plan on the claim, and having no relationship to any of the parties, other than the plan, determines that there is a genuine controversy involving the plan.

(b) All terms of the settlement are specifically described in a written settlement agreement or consent decree.

(c) Assets other than cash may be received by the plan from a party in interest in connection with a settlement only if:

(1) Necessary to rescind a transaction that is the subject of the litigation; or

(2) Such assets are securities for which there is a generally recognized market, as defined in ERISA section 3(18)(A), and which can be objectively valued. Notwithstanding the foregoing, a settlement will not fail to meet the requirements of this paragraph solely because it includes the contribution of additional qualifying employer securities in settlement of a dispute involving such qualifying employer securities.

(d) To the extent assets, other than cash, are received by the plan in exchange for the release of the plan's or the plan fiduciary's claims, such assets must be specifically described in the written settlement agreement and valued at their fair market value, as determined in accordance with section 5 of the Voluntary Fiduciary Correction (VFC) Program, 67 FR 15062 (March 28, 2002). The methodology for determining fair market value, including the appropriate date for such determination, must be set forth in the written settlement agreement.

(e) Nothing in section III (c) shall be construed to preclude the exemption from applying to a settlement that includes a written agreement to: (1) make future contributions; (2) adopt amendments to the plan; or (3) provide additional employee benefits.

(f) The fiduciary acting on behalf of the plan has acknowledged in writing that it is a fiduciary with respect to the settlement of the litigation on behalf the plan.

(g) The plan fiduciary maintains or causes to be maintained for a period of six years the records necessary to enable the persons described below in paragraph (h) to determine whether the conditions of this exemption have been met, including documents evidencing the steps taken to satisfy sections II (b), such as correspondence with attorneys or experts consulted in order to evaluate the plan's claims, except that:

(1) If the records necessary to enable the persons described in paragraph (h) to determine whether the conditions of the exemption have been met are lost or destroyed, due to circumstances beyond the control of the plan fiduciary, then no prohibited transaction will be considered to have occurred solely on the basis of the unavailability of those records; and

(2) No party in interest, other than the plan fiduciary responsible for recordkeeping, shall be subject to the civil penalty that may be assessed under section 502(i) of the Act or to the taxes imposed by section 4975(a) and (b) of the Code if the records are not maintained or are not available for examination as required by paragraph (h) below;

(h)(1) Except as provided below in paragraph (h)(2) and notwithstanding any provisions of section 504(a)(2) and (b) of the Act, the records referred to in paragraph (g) are unconditionally available at their customary location for examination during normal business hours by—

(A) Any duly authorized employee or representative of the Department or the Internal Revenue Service;

(B) Any fiduciary of the plan or any duly authorized employee or representative of such fiduciary;

(C) Any contributing employer and any employee organization whose members are covered by the plan, or any authorized employee or representative of these entities; or

(D) Any participant or beneficiary of the plan or the duly authorized employee or representative of such participant or beneficiary.

(2) None of the persons described in paragraph (h)(1)(B) through (D) shall be authorized to examine trade secrets or commercial or financial information which is privileged or confidential.

Section III. Definition

For purposes of this exemption, the terms "employee benefit plan" and "plan" refer to an employee benefit plan described in section 3(3) of ERISA and/or a plan described in section 4975(e)(1) of the Code.

III. Description of Proposed Amendments

New Transactions

The proposed amendment expands the transactions covered by the exemption. In this regard, warrants and stock rights are often offered to shareholders, including the company's employee benefit plan, in settlement of litigation, including bankruptcy. In such situations, bonds or other property that do not constitute qualifying employer securities under ERISA may also be offered to employee benefit plans. ERISA does not permit plans to hold these assets absent an individual exemption. Effective as of the date of publication of the final exemption in the **Federal Register**, a plan may acquire, hold, and dispose of employer securities in settlement of litigation, including bankruptcy. The transactions covered by the exemption include the subsequent disposition of stock rights and warrants by sale or by exercise of the rights or warrants.

Modified Conditions

The exemption currently requires that an attorney retained to advise[6] the plan determine that there is a genuine controversy, unless the case has been certified as a class action. As amended, this genuine controversy requirement may be met in non-class action cases if a Federal or State agency is a plaintiff in the litigation.

Section II (b) has been redrafted to clarify that the settlement is being authorized by a fiduciary (hereinafter referred to as the Authorizing Fiduciary).

Currently, the independent fiduciary must assess the reasonableness of the settlement in light of the risks and costs of litigation, and the value of claims foregone. The Department has become concerned that some independent fiduciaries, and those responsible for their retention, are viewing this condition too narrowly. As result, the amendment clarifies that in assessing the reasonableness of any settlement, the Authorizing Fiduciary must consider the entire settlement. This includes the scope of the release of claims and the value of any non-cash assets. In this regard, the Department further emphasizes that the Authorizing Fiduciary, in assessing the reasonableness of the settlement, may not exclude consideration of the attorney's fee award or any other sums to be paid from the recovery (*e.g.*, consultants) in connection with the settlement of the litigation.

Since the class exemption was finalized, attorneys for the Department have reviewed numerous releases in class-action litigation involving

[6] The Department is aware that at least one commentator has interpreted this condition as requiring a formal opinion of counsel. This is not the case. Further, it is not necessary for the litigation to be filed. If suit has not been filed, the independent attorney can review the disputed issues and conclude that there is a genuine controversy. As noted in the original exemption, the purpose of this condition is to avoid covering sham transactions. *See, Dairy Fresh Corp.* v. *Poole*, 108 F.Supp. 2d 1344, 1353 (S.D. Ala. 2000).

employee benefit plans. Some of these releases were unreasonably broad. The Department continues to believe that the role of the Authorizing Fiduciary includes a careful review of the scope of any release that will eliminate the claims of the plan or the plan fiduciaries. In some instances, it may be necessary for the Authorizing Fiduciary to raise objections with the court, for example, requesting that the court narrow the scope of the release.[9]

The Department further notes that the amount of the attorney's fees award to plaintiffs' attorneys may reduce the plan's recovery, directly or indirectly.[10] The Department recognizes that the attorneys bringing these cases are entitled to fair compensation. However, in some instances there have been abuses in connection with class-action attorney's fees.[11] In 2005, Congress passed the Class Action Fairness Act of 2005[12] to address some of these issues. Where the plan's share of the settlement is significant, the Authorizing Fiduciary is generally well-positioned to use its bargaining strength to ensure that these fees are reasonable. It is the view of the Department that the Authorizing Fiduciary's role may require involvement in the attorney's fee decisions, including possibly filing a formal objection with the court regarding these fees.

The proposed amendment expands the scope of non-cash consideration that may be accepted by an Authorizing Fiduciary on behalf of the plan, subject to additional conditions. Such consideration is divided into two categories: Non-cash assets and benefits enhancements. Non-cash assets consist of property that can be appraised pursuant to the guidelines set forth in the Department's Voluntary Fiduciary Correction (VFC) Program.[13] As amended, employer securities, including bonds, and stock rights or warrants on employer securities, are covered.

The current exemption specifies that a written agreement to make future contributions could be accepted in exchange for a release. This continues to be the case. As amended, a written promise by the employer to increase future contributions falls within the expanded category of non-cash assets. The fair market value of a stream of future contributions can be determined by a qualified appraiser. In contrast, benefits enhancements, *i.e.*, where the employer offers to change the plan design to increase opportunities to diversify, or to offer other employee benefits, are plan amendments, not plan assets. Therefore, the exemption requires only approval by the Authorizing Fiduciary with respect to such benefits enhancements. Because such enhancements do not make the plan whole and may not benefit the same participants who were harmed by the actions that are the subject of litigation,[14] such offers should be subject to additional scrutiny by the Authorizing Fiduciary.

As amended, relief is provided for the acquisition, holding, and disposition of employer securities that are not "qualifying," within the meaning of section 407(d)(5) of the Act. We understand from our conversations with independent fiduciaries that when settling cases involving financially troubled companies, stock rights and warrants may be all that is available. In other instances, employer-issued bonds or other debt instruments may offer the best possibility for recovery. The relief provided by the class exemption for holding such non-cash assets extends only to relief from the prohibited transaction provisions of sections 406(a) and 407(a) of the Act, no relief is provided from the fiduciary provisions of section 404 of the Act. Before authorizing a settlement involving non-cash assets, the Authorizing Fiduciary must determine whether accepting such assets is prudent and in the interest of participants and beneficiaries.

In addition, where such non-cash assets are employer securities, particular attention must be paid to ERISA's diversification requirements. Section 404(a)(1)(C) requires that a fiduciary diversify the investments of the plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so. Section 404(a)(2) provides that, in the case of an eligible individual account plan, the diversification requirement of section 404(a)(1)(C) and the prudence requirement (only to the extent that it requires diversification) of section 404(a)(1)(B) are not violated by the acquisition or holding of qualifying employer securities. To the extent that the employer securities do not meet the definition of qualifying employer securities under section 407(d)(5) of the Act, the exception contained in section 404(a)(2) from the diversification requirements of the Act would not apply to a Plan's investment in these assets. Accordingly, it is the responsibility of the Authorizing Fiduciary to determine the appropriate level of investment in employer securities, based on the particular facts and circumstances, consistent with its responsibilities under section 404 of the Act.

Where non-cash assets or benefits enhancements are being considered, the Authorizing Fiduciary must first determine that a cash settlement is either not feasible or is less beneficial than the alternative. Any non-cash assets must be valued at their fair market value in accordance with section 5 of the Voluntary Fiduciary Correction Program, 71 FR 20262, 20270 (Apr. 19, 2006). Both non-cash assets and benefits enhancements must be described in the written settlement agreement.

Where employer securities are received by the plan from the employer as part of the settlement, the Authorizing Fiduciary or another independent fiduciary must retain sole responsibility for investment decisions regarding the assets unless such responsibility is delegated to individual participants in an individual account plan. The proposed amendment provides that the plan may not pay any commissions in connection with the acquisition of assets pursuant to this exemption.

[9] The Department does not suggest that other litigants can release ERISA-based claims of the Secretary of Labor, plan fiduciaries, participants or beneficiaries.

[10] In some instances, the amount of the settlement fund is finalized before the attorney's fee awards are determined. In other instances, the attorney's fees are calculated as a percentage of the settlement fund. Generally, a court will review the reasonableness of the attorney's fee award.

[11] This issue was considered by the Federal Trade Commission's Class Action Fairness Project. The FTC's web site contains links to many of the materials produced in connection with the Class-Action Fairness Project. Federal Trade Commission Home Page, *http://www.ftc.gov/bcp/workshops/classaction/index.htm* (last visited Apr. 2, 2007).

[12] Pub. L. 109–2, 119 Stat. 4 (2005). The Act amends both Rule 23 of the Federal Rules of Civil Procedure and 28 U.S.C. 1332. It expands federal jurisdiction over certain cases and contains new rules for class action settlements and calculation of attorney's fees.

[13] 71 FR 20262 (Apr. 19, 2006). The VFC Program, as amended, covers certain prohibited transactions involving illiquid property. The exemption states that such property includes, but is not limited to, restricted and thinly traded stock, limited partnership interests, real estate and collectibles. 71 FR at 20279. Authorizing Fiduciaries may find the guidelines in the VFC Program helpful in considering whether accepting Non-Cash property as part of a settlement is appropriate given the risks and additional costs that may be incurred where a plan holds such property. Illiquid assets may complicate the plan's mandatory distributions at age 70 1/2 pursuant to section 401(a)(9) of the Code. The Service takes the position that compliance with this provision may necessitate distribution of a participant's fractional interest in the illiquid asset, which could result in additional costs to the plan. *See, e.g.*, I.R.S. Priv. Ltr. Rul. 9726032 (June 27, 1997) and I.R.S. Priv. Ltr. Rul. 9226066 (June 26, 1992).

[14] See generally, Field Assistance Bulletin No. 2006–01 (Apr. 9, 2006) at *http://www.dol.gov/ebsa/regs/fab_2006-1.html* for a discussion of issues to be considered when the need arises to allocate settlement proceeds among different classes of participants and beneficiaries.

As is the case in the current exemption, the Authorizing Fiduciary must acknowledge in writing that it is a fiduciary for purposes of the settlement. As noted above, since the original exemption was granted at the end of 2003, the Department has learned that practitioners are divided on whether or not the Authorizing Fiduciary's role in the settlement included review of attorney's fees. It is the view of the Department that in any instance where an attorney's fee award or any other sums to be paid from the recovery has the potential to reduce the plan's overall recovery, the Authorizing Fiduciary should take appropriate steps to review the proposed fees. The exact nature of the Authorizing Fiduciary's role in connection with attorney's fees and other expenses paid from the recovery will vary depending on the size and nature of the litigation.

General Information

The attention of interested persons is directed to the following:

(1) The fact that a transaction is the subject of an exemption under section 408(a) of the Act and section 4975(c)(2) of the Code does not relieve a fiduciary or other party in interest or disqualified person from certain other provisions of the Act and the Code, including any prohibited transaction provisions to which the exemption does not apply and the general fiduciary responsibility provisions of section 404 of the Act which require, among other things, that a fiduciary discharge his or her duties with respect to the plan solely in the interests of the participants and beneficiaries of the plan and in a prudent fashion in accordance with section 404(a)(1)(B) of the Act; nor does it affect the requirement of section 401(a) of the Code that the plan must operate for the exclusive benefit of the employees of the employer maintaining the plan and their beneficiaries;

(2) Before an exemption may be granted under section 408(a) of the Act and section 4975(c)(2) of the Code, the Department must find that the exemption is administratively feasible, in the interests of plans and their participants and beneficiaries and protective of the rights of the participants and beneficiaries of plans;

(3) If granted, the exemption will be applicable to a particular transaction only if the conditions specified in the class exemption are met; and

(4) The exemption, if granted, will be supplemental to, and not in derogation of, any other provisions of the Code and the Act, including statutory or administrative exemptions and transitional rules. Furthermore, the fact that a transaction is subject to an administrative or statutory exemption is not dispositive of whether the transaction is in fact a prohibited transaction.

Written Comments and Hearing Requests

All interested persons are invited to submit written comments or requests for a public hearing on the proposed exemption to the address and within the time period set forth above. All comments will be made a part of the record. Comments and requests for a hearing should state the reasons for the writer's interest in the proposed exemption. Comments received will be available for public inspection with the referenced application at the above-referenced address.

Proposed Exemption

Section I. Prospective Exemption—Covered Transactions

Effective [DATE OF PUBLICATION OF FINAL EXEMPTION IN THE **Federal Register**], the restrictions of sections 406(a) and 407(a) of ERISA and the taxes imposed by section 4975(a) and (b) of the Code, by reason of section 4975(c)(1)(A) through (D) of the Code, shall not apply to the following transactions, if the relevant conditions set forth in sections II through III below are met:

(a) The release by the plan or a plan fiduciary of a legal or equitable claim against a party in interest in exchange for consideration, given by, or on behalf of, a party in interest to the plan in partial or complete settlement of the plan's or the fiduciary's claim.

(b) An extension of credit by a plan to a party in interest in connection with a settlement whereby the party in interest agrees to repay, over time, an amount owed to the plan in settlement of a legal or equitable claim by the plan or a plan fiduciary against the party in interest.

(c) The plan's acquisition, holding, and disposition of employer securities received in settlement of litigation, including bankruptcy. Disposition of employer securities that are stock rights or warrants includes sale of these securities, as well as the exercise of the rights or warrants.

Section II Prospective Exemption—Conditions

(a) Where the litigation has not been certified as a class action by the court, and no federal or state agency is a plaintiff in the litigation, an attorney or attorneys retained to advise the plan on the claim, and having no relationship to any of the parties involved in the claims, other than the plan, determines that there is a genuine controversy involving the plan.

(b) The settlement is authorized by a fiduciary (The Authorizing Fiduciary) that has no relationship to, or interest in, any of the parties involved in the claims, other than the plan, that might affect the exercise of such person's best judgment as a fiduciary.

(c) The settlement terms, including the scope of the release of claims; the amount of cash and the value of any non-cash assets received by the plan; and the amount of any attorney's fee award or any other sums to be paid from the recovery, are reasonable in light of the plan's likelihood of full recovery, the risks and costs of litigation, and the value of claims foregone.

(d) The terms and conditions of the transaction are no less favorable to the plan than comparable arms-length terms and conditions that would have been agreed to by unrelated parties under similar circumstances.

(e) The transaction is not part of an agreement, arrangement, or understanding designed to benefit a party in interest.

(f) Any extension of credit by the plan to a party in interest in connection with the settlement of a legal or equitable claim against the party in interest is on terms that are reasonable, taking into consideration the creditworthiness of the party in interest and the time value of money.

(g) The transaction is not described in section A.I. of Prohibited Transaction Exemption (PTE) 76–1 (41 FR 12740, 12742 (Mar. 26, 1976), as corrected, 41 FR 16620 Apr. 20, 1976)(relating to delinquent employer contributions to multiemployer and multiple employer collectively bargained plans).

(h) All terms of the settlement are specifically described in a written settlement agreement or consent decree.

(i) Non-cash assets, which may include employer securities, and written promises of future employer contributions (hereinafter, "non-cash assets"), and/or a written agreement to adopt future plan amendments or provide additional employee benefits (hereinafter "benefits enhancements") may be provided to the plan by a party in interest in exchange for a release by the plan or a plan fiduciary only if:

(1) the Authorizing Fiduciary determines that an all cash settlement is either not feasible, or is less beneficial to the participants and beneficiaries than accepting all or part of the settlement in non-cash assets and/or benefits enhancements;

(2) the non-cash assets are specifically described in writing as part of the settlement and valued at their fair market value, as determined in accordance with section 5 of the Voluntary Fiduciary Correction (VFC) Program, 71 FR 20262, 20270 (Apr. 19, 2006). The methodology for determining fair market value, including the appropriate date for such determination, must be set forth in the written agreement;

(3) Benefits enhancements are specifically described in writing as part of the settlement. Benefits enhancements may be included as part of the settlement without an independent appraisal. In deciding whether to approve the release of a claim in exchange for benefits enhancements, the Authorizing Fiduciary shall take into account all aspects of the settlement, including the cash or other assets to be received by the plan, the solvency of the party in interest, and the best interests of the class of participants harmed by the acts that are the subject of the plan's claims;

(4) The Authorizing Fiduciary, or another independent fiduciary, acts on behalf of the plan and its participants and beneficiaries for all purposes related to any property, including employer securities as defined by 407(d)(1) of the Act, received by the plan from the employer as part of the settlement. The Authorizing Fiduciary or another independent fiduciary continues to act on behalf of the plan and its participants and beneficiaries for the period that the plan holds the property, including employer securities, received from the employer as part of the settlement. The Authorizing Fiduciary or another independent fiduciary shall have sole responsibility relating to the acquisition, holding, disposition, ongoing management, and where appropriate, exercise of all ownership rights, including the right to vote securities, except that, in the case of an individual account plan which permits participant direction, the Authorizing Fiduciary or other independent fiduciary may delegate to the individual participants to whose accounts the assets have been allocated, the decision to hold, exercise ownership rights, or dispose of the assets;

(j) The plan does not pay any commissions in connection with the acquisition of the assets;

(k) The Authorizing Fiduciary acting on behalf of the plan has acknowledged in writing that it is a fiduciary with respect to the settlement of the litigation on behalf of the plan;

(l) The plan fiduciary maintains or causes to be maintained for a period of six years the records necessary to enable the persons described below in paragraph (m) to determine whether the conditions of this exemption have been met, including documents evidencing the steps taken to satisfy section II (c), such as correspondence with attorneys or experts consulted in order to evaluate the plan's claims, except that:

(1) if the records necessary to enable the persons described in paragraph (m) to determine whether the conditions of the exemption have been met are lost or destroyed, due to circumstances beyond the control of the plan fiduciary, then no prohibited transaction will be considered to have occurred solely on the basis of the unavailability of those records; and

(2) No party in interest, other than the plan fiduciary responsible for record-keeping, shall be subject to the civil penalty that may be assessed under section 502(i) of the Act or to the taxes imposed by section 4975(a) and (b) of the Code if the records are not maintained or are not available for examination as required by paragraph (m) below;

(m)(1) Except as provided below in paragraph (m)(2) and notwithstanding any provisions of section 504(a)(2) and (b) of the Act, the records referred to in paragraph (l) are unconditionally available at their customary location for examination during normal business hours by—

(A) Any duly authorized employee or representative of the Department or the Internal Revenue Service;

(B) Any fiduciary of the plan or any duly authorized employee or representative of such fiduciary;

(C) Any contributing employer and any employee organization whose members are covered by the plan, or any authorized employee or representative of these entities; or

(D) Any participant or beneficiary of the plan or the duly authorized employee or representative of such participant or beneficiary.

(2) Nothing in this exemption supersedes any restriction on the disclosure of trade secrets or other commercial or financial information which is privileged or confidential and this exemption does not authorize any of the persons described in paragraph (m)(1)(B)–(D) to examine trade secrets or such commercial or financial information.

Section III. Definition

For purposes of this exemption, the terms "employee benefit plan" and "plan" refer to an employee benefit plan described in section 3(3) of ERISA and/or a plan described in section 4975(e)(1) of the Code.

For purposes of this exemption, the term "employer security" refers to employer securities described in section 407(d)(1) of ERISA.

IV. Effective Dates

This amendment to the class exemption is effective for settlements occurring on or after the date of publication of the final exemption in the **Federal Register**. For settlements occurring before the date of publication of the final exemption in the **Federal Register**, see the original grant of the Class Exemption for Release of Claims and Extensions of Credit in Connection with Litigation, 68 FR 75632 (Dec. 31, 2003).

Signed at Washington, DC, this 14th day of November, 2007.

Ivan L. Strasfeld,

Director, Office of Exemption Determinations, Employee Benefits Security Administration, U.S. Department of Labor.

[FR Doc. E7–22718 Filed 11–20–07; 8:45 am]

BILLING CODE 4510–29–P

DEPARTMENT OF LABOR

Employment and Training Administration

[TA–W–62,411]

A.O. Smith Electrical Products Company, Scottsville, KY; Notice of Termination of Investigation

Pursuant to Section 221 of the Trade Act of 1974, as amended, an investigation was initiated on November 5, 2007 in response to a petition filed by a company official on behalf of workers at A.O. Smith Electrical Products Company, Scottsville, Kentucky.

The petitioner has requested that the petition be withdrawn. Consequently, the investigation has been terminated.

Signed in Washington, DC, this 14th day of November 2007.

Linda G. Poole,

Certifying Officer, Division of Trade Adjustment Assistance.

[FR Doc. E7–22751 Filed 11–20–07; 8:45 am]

BILLING CODE 4510–FN–P

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 17 2007
WASH. D.C.
161

December 12, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, please refer to enclosed copies of the following regarding *Edmund Woodbury, et al. v. T. Rowe Price International Funds, Inc., et al.*:

- Motion For Leave To File Exhibits
- Order (undated)
- Powerpoint Presentation
- U.S. Court of Appeals for the Seventh Circuit – Joint Brief of Appellees

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-121207SEC.doc
121207 jc

c f

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

EDMUND WOODBURY, STUART ALLEN SMITH, AND SHARON SMITH, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED,	)	
Plaintiffs,	)	
v.	)	Cause No. 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL INC., AIM INTERNATIONAL FUNDS, INC., AND AIM ADVISORS, INC.	)	
Defendants.	)	

MOTION FOR LEAVE TO FILE EXHIBITS

Come now Plaintiffs, Edmund Woodbury, Stuart Allen Smith, Sharon Smith, individually and on behalf of all other similar situated, by and through their undersigned counsel and request leave of court to file the following:

1. A paper copy of the PowerPoint presentation from the hearing in *Kircher v. Putnam Funds Trust*, et al., No. 03-L-1255, on October 23, 2007; and,

2. The Joint Brief of Appellees filed in the United States Court of Appeals for the Seventh Circuit in the case of *Kircher v. Putnam Funds Trust*, et al. that is referenced in the PowerPoint presentation as an exhibit.

KOREIN TILLERY, LLC

BY: [signature]
Stephen M. Tillery #2834995
Christine J. Moody #6211904
505 North 7th Street, Suite 3600
St. Louis, MO 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Robert L. King #6209033
505 North 7th Street, Suite 3600
St. Louis, MO 63101
Telephone: (314) 863-6902
Facsimile: (314) 863-7902

Certificate of Service

The undersigned does hereby certify that a copy of the foregoing Motion for Leave to File Exhibits was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 29th day of November, 2007.

Raymond R. Fournie
Glenn E. Davis
Lisa M. Wood
Jacqueline Ulin Levey
ARMSTRONG TEASDALE LLP
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, NY 10036-8295

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

EDMUND WOODBURY, STUART ALLEN SMITH, AND SHARON SMITH, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED,	)	
Plaintiffs,	)	
v.	)	Cause No. 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL INC., AIM INTERNATIONAL FUNDS, INC., AND AIM ADVISORS, INC.	)	
Defendants.	)	

ORDER

This cause coming before this Court on Plaintiff's Motion for Leave to File Exhibits and this Court being fully advised, does hereby grant said Motion.

DATE: ____________________

ENTER:

____
JUDGE

No. 03-L-1255

Carl Kircher and Robert Brockway

v.

Putnam Funds Trust,
Putnam Investment Management, LLC,
Evergreen International Trust,
Evergreen Investment Management Company, LLC

No. 03-L-1539

Steve and Beth Dudley

v.

Putnam International Equity Fund, Inc., Putnam Investment Management, LLC

****

No. 03-L-1540

Steve and Beth Dudley

v.

Dudley v. Putnam Investment Funds, Inc., Putnam Investment Management, LLC

Related Cases

ARGUED AUGUST 24, 2007 AND PENDING:
Potter v. Janus Investment Fund, et al.,
No. 03-L-1254 (J. Hylla)

ARGUED SEPTEMBER 26, 2007 AND PENDING:
Woodbury v. T. Rowe Price International Funds, Inc., et al.,
No. 03-L-1253 (J. Mendehlson)

ARGUED OCTOBER 11, 2007 AND PENDING:
Parthasarathy v. Artisan Funds, Inc., et al.,
No. 07-L-907 (J. Mendehlson)

MOTIONS TO DISMISS ON STATE LAW GROUNDS *DENIED* IN 2004 (JUDGES MORAN AND BYRON)

Kircher v. Putnam Funds Trust, et al.

Dudley v. Putnam Int'l Equity Fund, Inc.

Dudley v. Putnam Investment Funds, Inc.

Related Case

Jackson v. Van Kampen Series Fund, Inc., et al.,
No. 03-L-2036 (J. Byron)

Issues Presented

Is the federal district court's July 17, 2007, remand order "law of the case" and binding on this Court?

The SLUSA Issue: Have Plaintiffs alleged that Defendants engaged in misrepresentation, omission or "manipulation"?

Binding Effect of a Remand Order

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States v. Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. *v.* PUTNAM FUNDS TRUST ET AL.

CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SEVENTH CIRCUIT

No. 05–409. Argued April 24, 2006—Decided June 15, 2006

The Securities Litigation Uniform Standards Act of 1998 (Act) specifies that private state-law "covered" class actions alleging untruth or manipulation "in connection with the purchase or sale" of a "covered" security may not "be maintained in any State or Federal court," 15 U. S. C. §77p(b), and authorizes removal to federal district court of "[a]ny covered class action brought in any State court involving a covered security, as set forth in subsection (b)," §77p(c). "A 'covered class action' is a lawsuit in which damages are sought on behalf of more than 50 people. A 'covered security' is one traded nationally and listed on a regulated national exchange." *Merrill Lynch, Pierce, Fenner & Smith Inc. v. Dabit*, 547 U. S. ___, ___.

Petitioners, mutual fund investors, filed separate state-court actions, each seeking to assert state-law claims on behalf of a class of investors allegedly injured by devaluation of their holdings by respondent mutual funds. The funds filed notices of removal in each case stating, among other things, that the actions were removable under and precluded by the Act. Once removed, however, the Federal District Court remanded each case to state court on the ground that it lacked subject-matter jurisdiction on removal because the Act did not preclude the investors' claims. Since they were said to have been injured as "holders" of mutual fund shares, not purchasers or sellers, the court reasoned, their claims did not satisfy §77p(b)'s "in connection with the purchase or sale" requirement, and the claims could therefore proceed in state court. The Seventh Circuit acknowledged that 28 U. S. C. §1447(d) bars review of district court orders remanding removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Binding Effect of a Remand Order

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States v. Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. v. PUTNAM FUNDS TRUST ET AL.

CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SEVENTH CIRCUIT

No. 05–409. Argued April 24, 2006—Decided June 15, 2006

126 S.Ct. at 2156

This is what the funds in effect contend here when they say that a district court's finding of no subsection (b) preclusion would collaterally estop the state court on remand; the district court would have the last word. And of course the funds' discomfort is made acute by our recent decision in *Dabit*, which expressly disavows the district court's limited view of the scope of subsection (b) preclusion.

tion of its decision as jurisdictional nor on the correctness of its con-

Binding Effect of a Remand Order

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States v. Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. v. PUTNAM FUNDS TRUST ET AL.

CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SEVENTH CIRCUIT

No. 05–409. Argued April 24, 2006—Decided June 15, 2006

The Securities Litigation Uniform Standards Act of 1998 (Act) specifies that private state-law "covered" class actions alleging untruth or mis-

126 S.Ct. at 2156

sions. A covered action is removable if it is precluded, and a defendant can enlist the Federal Judiciary to decide preclusion, but a defendant can elect to leave a case where the plaintiff filed it and trust the state court (an equally competent body, see *Missouri Pacific R. Co.* v. *Fitzgerald*, 160 U. S. 556, 583 (1896)) to make the preclusion determination.

tion of its decision as jurisdictional nor on the correctness of its con-

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Binding Effect of a Remand Order

126 S.Ct. at 2156

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States v. Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. *v.* PUTNAM FUNDS TRUST ET AL.

CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SEVENTH CIRCUIT

No. 05–409. Argued April 24, 2006—Decided June 15, 2006

And what a state court could do in the first place it may also do on remand; in this case, the funds can presently argue the significance of *Dabit* and ask for dismissal on grounds of preclusion when they return to the state court.

case stating, among other things, that the actions were removable under and precluded by the Act. Once removed, however, the Federal District Court remanded each case to state court on the ground that it lacked subject-matter jurisdiction on removal because the Act did not preclude the investors' claims. Since they were said to have been injured as "holders" of mutual fund shares, not purchasers or sellers, the court reasoned, their claims did not satisfy §77p(b)'s "in connection with the purchase or sale" requirement, and the claims could therefore proceed in state court. The Seventh Circuit acknowledged that 28 U. S. C. §1447(d) bars review of district court orders remanding removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

Binding Effect of a Remand Order

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See United States v. Detroit Timber & Lumber Co., 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. v. PUTNAM FUNDS TRUST ET AL.

CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SEVENTH CIRCUIT

No. 05–409. Argued April 24, 2006—Decided June 15, 2006

The Securities Litigation Uniform Standards Act of 1998 (Act) specifies that private state-law "covered" class actions alleging untruth or ma-

126 S.Ct. at 2156-57

Collateral estoppel should be no bar to such a revisitation of the preclusion issue,[14] given that §1447(d) prevents the funds from appealing the District Court's decision. See *Standefer* v. *United States,* 447 U. S. 10, 23 (1980) ("[C]ontemporary principles of collateral estoppel . . . strongly militat[e] against giving an [unreviewable judgment] preclusive effect" (citing Restatement (Second) of

tion of its decision as jurisdictional nor on the correctness of its con-

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Binding Effect of a Remand Order

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States* v. *Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. *v.* PUTNAM FUNDS TRUST ET AL.

CERTIORARI TO THE UNITED STATES COURT OF APPEALS FOR THE SEVENTH CIRCUIT

No. 05–409. Argued April 24, 2006—Decided June 15, 2006

The Securities Litigation Uniform Standards Act of 1998 (Act) specifies that private state-law "covered" class actions alleging untruth or manipulation "in connection with the purchase or sale" of a "covered" se-

126 S.Ct. at 2157

While the state court cannot review the decision to remand in an appellate way, it is perfectly free to reject the remanding court's reasoning, as we explained over a century ago in *Missouri Pacific Railway*

it lacked subject-matter jurisdiction on removal because the Act did not preclude the investors' claims. Since they were said to have been injured as "holders" of mutual fund shares, not purchasers or sellers, the court reasoned, their claims did not satisfy §77p(b)'s "in connection with the purchase or sale" requirement, and the claims could therefore proceed in state court. The Seventh Circuit acknowledged that 28 U. S. C. §1447(d) bars review of district court orders remanding removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Binding Effect of a Remand Order

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States* v. *Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

126 S.Ct. at 2157

Nor is there any reason to see things differently just because the remand's basis coincides entirely with the merits of the federal question; it is only the forum designation that is conclusive. Here, we have no reason to doubt that the state court will duly apply *Dabit*'s holding that holder claims are embraced by subsection (b),[15] but any claim of error on that point can be considered on review by this Court.

that 28 U. S. C. §1447(d) bars review of district court orders remanding removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

History of the Litigation

2003

- filed 9/16/2003 (*Kircher*)
- filed 11/05/2003 (*Dudley* I & II)
- Defendants remove to federal court

2004

- cases remanded to state court early 2004
- Putnam defendants appeal

History of the Litigation

- in 2004, federal courts were of the view that holder claims were not "in connection with the purchase or sale" of securities but rather in connection with the retention of a security; so SLUSA did not bar a state law class actions by "holders" of securities.

- *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 43 (2d Cir. 2005) ("this holding aligns us with every circuit court that has considered the question thus far") (citing *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334 (11th Cir. 2002), *Falkowski v. Imation Corp.*, 309 F.2d 1123 (9th Cir. 2002) *and Green v. Ameritrade, Inc.*, 279 F.3d 590 (8th Cir. 2002)).

History of the Litigation

2004

7th Circuit: SLUSA remand order appealable (Easterbrook, J.)

History of the Litigation

2005

2d Circuit: SLUSA does *not* bar holder claims

Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
395 F.3d 25, 43 (2d Cir. 2005)

7th Circuit: SLUSA bars holder claims

Kircher v. Putnam Funds Trust (*Kircher II*),
403 F.3d 478, 481 (7th Cir. 2005)

History of the Litigation

2006

SLUSA bars holder class action securities fraud claims

Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit,
547 U.S. 71, 126 S.Ct. 1503 (2006)

- "The gist of Dabit's complaint was that Merrill Lynch breached the fiduciary duty and covenant of good faith and fair dealing it owed its brokers by *disseminating misleading research and thereby manipulating stock prices.*" *Id.* 126 S.Ct at 1508 (emphasis added).

- The Supreme Court stressed, however, that SLUSA operated to bar Dabit's claims because he had alleged fraud and manipulation.

History of the Litigation

2006

SLUSA remand orders not appealable

Kircher v. Putnam Funds Trust, 126 S.Ct. 2145 (2006)

reverses *Kircher I* and vacates *Kircher II*

History of the Litigation

In *Kircher* , the Supreme Court held that SLUSA remand orders are not reviewable on appeal.

But *Kircher* also makes clear:

- *Dabit* holds only that SLUSA applies to holder fraud claims
- Remand orders are binding as to forum designation only
- Seventh Circuit's (*Kircher II*'s) characterization of Plaintiff's claims would not be binding in state court on remand and open to further consideration

History of the Litigation

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States* v. *Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. *v.* PUTNAM FUNDS TRUST ET AL.

[15] The parties further dispute whether the investors' claims satisfy the other 15 U. S. C. §77p(b) preclusion prerequisites, particularly the allegation of fraud; the investors take issue with the Seventh Circuit's characterization of their claims as charging fraud or manipulation, not mismanagement. Because the Court of Appeals lacked appellate jurisdiction, its reading of the investors' litigation position is not binding in future proceedings and is open to consideration on remand.

case stating, among other things, that the actions were removable under and precluded by the Act. Once removed, however, the Federal District Court remanded each case to state court on the ground that it lacked subject-matter jurisdiction on removal because the Act did not preclude the investors' claims. Since they were said to have been injured as "holders" of mutual fund shares, not purchasers or sellers, the court reasoned, their claims did not satisfy §77p(b)'s "in connection with the purchase or sale" requirement, and the claims could therefore proceed in state court. The Seventh Circuit acknowledged that 28 U. S. C. §1447(d) bars review of district court orders remanding removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

History of the Litigation

2006-2007

- Defendants remove a second (and third) time
- District court remands the removals as untimely
- Seventh Circuit dismisses attempted appeals

The SLUSA Issue

Has Plaintiff alleged misrepresentations, material omissions or "manipulation"?

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Securities Litigation

- Prior to 1933, securities regulation was the exclusive domain of the States
- In the aftermath of the 1929 stock market crash, Congress undertook to supplement state law with the passage of the Securities Act of 1933, followed by the passage of the Securities Exchange Act of 1934
- Dual regime endured until the mid-1990's

Securities Litigation

- holders have no federal securities law remedies
- securities holders left to state law remedies

Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975)

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Securities Litigation

- In 1995 Congress passes the Private Securities Litigation Reform Act (PSLRA)
- stiffens pleading requirements for private plaintiffs in federal court for federal law claims of securities fraud
- Imposed automatic discovery stay until plaintiff could defeat motions to dismiss
- Plaintiffs begin to resorting to state courts and state law to bypass PSLRA's requirements

Securities Litigation

- In 1998, Congress passed the Securities Litigation Uniform Standards Act (SLUSA)
- SLUSA makes state *securities fraud class actions* removable to federal court
- SLUSA prohibits *securities fraud class action claims* based on state law

SLUSA

No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court *by any private party alleging* –

- "an *untrue statement or omission of a material fact* in connection with the purchase or sale of a covered security" (15 U.S.C. § 77p(b)(1) (emphasis added)); or

- "that the defendant used or employed any *manipulative or deceptive device or contrivance* in connection with the purchase or sale of a covered security" (§§ 77p(b)(2) and 77bb(f)(1) (B) (emphasis added)).

"Manipulation" is Not an Issue

"'Manipulation' is 'virtually a term of art when used in connection with securities markets.'" *Santa Fe Indus., Inc. v. Green*, 430 U.S. 462, 476 (1977) (quoting *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 199 (1976)).

"The term refers generally to practices, such as wash sales, matched orders, or rigged prices, that are intended to mislead investors by artificially affecting market activity." *Id.*

"[W]e do not think [Congress] would have chosen this 'term of art' if it had meant to bring within the scope of § 10(b) instances of corporate mismanagement such as this, in which the essence of the complaint is that shareholders were treated unfairly by a fiduciary." *Id.* at 477.

Accordingly, Plaintiff's discussion focuses on fraud allegations — allegations of misrepresentation or omission — which is the only thing Defendants contend Plaintiffs have impermissibly alleged.

The SLUSA Issue

Has Plaintiff alleged misrepresentations or material omissions?

How Mutual Funds Work

- Pooled funds of many small investors invested in diversified portfolio of securities

- Reasons people invest mutual funds:

  - ➢ Diversification

  - ➢ Economies of scale – costs spread among thousands of investors;

  - ➢ large blocks of securities are traded

  - ➢ Professional management of funds (*e.g.*, investment research and daily monitoring of markets and securities)

How Mutual Funds Work



IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

PUTNAM FUNDS TRUST, a business trust, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, a business trust, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC,

Defendants.

Cause No. 03-L-1255

COMPLAINT

COME NOW Plaintiffs, CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their Complaint against Defendants, PUTNAM FUNDS TRUST, PUTNAM INVESTMENT MANAGEMENT, LLC, [illegible] and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, state as follows:

1. Plaintiff Carl Kircher, is a resident of Troy, Madison County, Illinois.

2. Plaintiff Robert Brockway is a resident of Belleville, St. Clair County, Illinois.

3. Defendant Putnam Funds Trust ("Putnam Funds") is a Massachusetts business trust with its principal place of business in Boston, Massachusetts. Putnam Funds is the sponsor of the Putnam International Growth & Income Fund ("Putnam International Growth & Income"). Defendant Putnam Funds does business in the state of Illinois and is registered as a mutual fund

1

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

How Mutual Funds Work


in the state of Illinois. Defendant PUTNAM FUNDS has consented to the jurisdiction of Illinois courts. Defendant PUTNAM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant PUTNAM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant PUTNAM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

4. Defendant PUTNAM INVESTMENT MANAGEMENT, LLC ("PUTNAM FUND MANAGER") is a Delaware limited liability company with its principal place of business in Boston, Massachusetts. The day to day tasks associated with running the business of Putnam International Growth & Income, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant PUTNAM FUND MANAGER has been contracted to serve as the investment manager for the Putnam International Growth & Income. As the investment manager for Putnam International Growth & Income, Defendant PUTNAM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant PUTNAM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Putnam International Growth & Income business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant PUTNAM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

the Funds contract with Fund Managers

the Funds have no significant number of employees

Fund Managers carry out the day-to-day tasks of running the Funds' business

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

How Mutual Funds Work


whole or in part, in Madison County, Illinois. Defendant EVERGREEN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison, Illinois, regarding the performance of the Fund and the investments it manages.

7. At all times relevant herein, Plaintiff CARL KIRCHER has owned and held shares of Putnam International Growth & Income Fund for the purpose of long term investing in international securities.

8. At all times relevant herein, Plaintiff ROBERT BROCKWAY has owned and held shares of Evergreen International in his Individual Retirement Account for the purpose of long term investing in international securities.

9. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

10. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

11. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

12. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

13. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

4

How much is a mutual fund share worth?

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540


How Mutual Funds Work
14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.
15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.
16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.
17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the
assets
minus
liabilities
=
NAV
NAV
÷
number of
outstanding
shares
=
share price
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540


How Mutual Funds Work
14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.
15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.
16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.
17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the
mutual fund share price calculated
• once daily
• after 4:00 p.m. Eastern Time
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

International Mutual Funds

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. [illegible] in valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the

[illegible]

portfolios include foreign securities located in time zones five to fifteen hours ahead of Eastern Time (i.e., London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney)

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

International Mutual Funds

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the

5

2 to 15 hour lag between the close of foreign markets and calculation of NAV

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

International Mutual Funds

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the

Foreign markets
follow
U.S. markets

U.S. markets ↑
next day
foreign markets ↑

U.S. markets ↓
next day
foreign markets ↓

International Mutual Funds

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the

5

Defendants use the last trading price in the home market of each of the securities in portfolio to calculate NAV

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

International Mutual Funds

closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

18. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

19. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

20. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

6

last trading price in foreign market may become "stale" by calculation of NAV at 4 p.m. Eastern Time

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540


International Mutual Funds
Tokyo exchange observes normal trading hours of 9:00 a.m. to 3:00 p.m. Tokyo time
closing prices posted at 3:00 p.m. Tokyo time (2:00 a.m. Eastern Time)
NAV calculation at 4 p.m. Eastern Time, Tokyo closing price has been static for 14 hours
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

21. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

22. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

23. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

24. The exchange located in Taipei, Taiwan observes normal trading hours ... to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

25. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants ...

7

International Mutual Funds

Defendants do not take into account price relevant information that has become available in the interval between the close of the foreign markets and calculation of the mutual funds' share values

30. The exchan… 5:30 p.m. local time. Activ… for those securities are post… calculate their fund NAV, … prices for securities traded …

31. The exchang… to 4:30 p.m. local time. Act… for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their final NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been stale for 4.5 hours.

32. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one-half hour interval, after the final prices for the underlying foreign securities have been posted but prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

33. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part

9

use of stale prices causes the NAV calculation to be either high or low

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

30. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

31. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

32. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges [illegible] NAV's set by Defendants do [illegible] has become available in this [illegible] underlying foreign securities [illegible] relevant information impact[illegible] for valuation because the [illegible] value of the securities.

33. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAV's, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part

6

Defendants' negligent calculation of high or low NAV's exposed existing shareholders to *market timing*

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540


Market Timing
short-term trading strategy
market timers predict changes in NAV based on events occurring after close of foreign markets but before U.S. markets close
of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' sha
buy shares on days when the United States market moves up and to sell (redeem) shares
United States market moves down. In order to derive maximum benefit from price
information developed subsequent to the now stale closing prices of the portfolio securities
timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants'
any particular business day. Because Defendants cannot buy or sell the foreign securitie
funds' underlying portfolio (due to the time difference between New York and the home ma
the foreign securities) at the time it sets the daily NAV that values the shares it issues and r
the shares that Defendants issue to and redeem from market timers do not reflect current
prices of the foreign securities held by the fund.
34. Due to the use of stale prices by Defendants in valuing the fund shares, marke
who buy Defendants' funds' shares on days when the United States market moves up are
discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.
35. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, mar… timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' fund… any particular business day. Because Defendants cannot buy or sell the foreign securities in… funds' underlying portfolio (due to the time difference between New York and the home market… the foreign securities) at the time it sets the daily NAV that values the shares it issues and redee… the shares that Defendants issue to and redeem from market timers do not reflect current ma… prices of the foreign securities held by the fund.

34. Due to the use of stale prices by Defendants in valuing the fund shares, market tim… who buy Defendants' funds' shares on days when the United States market moves up are buy… discounted shares at the expense of other fund shareholders because the funds underlying fore… securities assets are undervalued as of the time of the share purchase.

35. Due to the use of stale prices by Defendants in valuing their fund shares, mar… timers who sell (redeem) Defendants' shares on days when the United States market moves do… are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

10

market timers buy shares of mutual funds on days when U.S. markets ↑
they redeem when U.S. markets ↓

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

- Hypothetical: a mutual fund owned by ten long-term investors who each own one share of the fund.
- assets of the fund = $10 (and thus each share is worth $1)
- because the fund uses stale foreign securities prices when calculating its value, the fund is valued at only $0.50 per share.
- eleventh investor purchases one share at the undervalued price of fifty cents.
- fund's assets *increase* to $10.50 since those assets are now owned by eleven investors, each share is actually only worth ninety-five cents (*i.e.*, $10.50/11 shares)

Market Timing

- original ten investors' real share values thus drop by five cents per share
- not as the result of the performance of the foreign companies in which the fund holds securities and not due to market fluctuations
- purely and simply due to the sale of the eleventh share of the fund at an incorrectly calculated and undervalued price.

Market Timing

- value of the fund is recalculated properly the following day so that it is valued at $10.50
- eleventh investor then redeems his one share at *ninety-five cents*, making a whopping *forty-five cent profit* at the expense of the ten original long-term investors
- even if the eleventh investor does not sell his share, he will always own more than his fair share of the fund because he was able to buy 1/11 of the fund at a price which actually corresponded to only 1/22 of the funds' true value
- conversely, the long-term investors will thereafter always own less than their fair share of the fund because their ownership of the fund and their voting rights were diluted by the improperly discounted sale to the eleventh investor

Market Timing

market timers buy discounted shares at expense of existing shareholders

and redeem overvalued shares at expense of existing shareholders

and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

54. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

55. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

14


Market Timing
36. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time
37. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.
38. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because
Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to
11
mutual fund shares can be traded only once per day during regular trading hours *before* 4:00 p.m. Eastern Time
trade orders are placed *before* the close of markets at 4:00 p.m.
prices are not miscalculated until *after* 4:00 p.m.
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540


Market Timing
market timing
causes dilution
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

36. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

37. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' shares in Defendants' funds occurs through dilution.

38. Market timing traders pay cash to Defendants' funds when they purchase discounted shares. Market timing traders receive cash from Defendants' funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to

11


Market Timing
market timing causes dilution
low risk trading strategy
prevents funds from providing maximum return
class allegations
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

39. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

40. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

41. Plaintiffs bring this complaint as a class action against Defendants PUTNAM FUNDS, PUTNAM INVESTMENT MANAGEMENT, EVERGREEN FUNDS, EVERGREEN FUND MANAGERS, and pursuant to § 2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares in Putnam International Growth & Income or Evergreen International Growth for more than fourteen days from the date of purchase to the date

12

Market Timing

class allegations

of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

42. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

43. Members of the class are so numerous that joinder of all members is impracticable.

44. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income and Evergreen International Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price.

13

"whether defendants failed to properly evaluate on a daily basis whether a significant event … had occurred"

"whether defendants failed to properly implement [their] portfolio valuation and share pricing policies and procedures making daily adjustments based upon" market movements

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

iii. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect Putnam International Growth & Income and Evergreen International Growth's long term shareholders from market timing traders of fund shares who use Putnam International Growth & Income and Evergreen International Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of PUTNAM FUNDS, PUTNAM FUND MANAGER, EVERGREEN FUNDS and EVERGREEN FUND MANAGERS to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii. the extent of such damages

45. The prosecution of separate actions by individual members of the Class would create

i. inconsistent or varying adjudications with respect to individual members of the class; and

14

"whether defendants failed to properly implement [their] portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices"

"whether defendants failed to properly implement [their] portfolio valuation and share pricing policies and procedures so as to require the use of fair value pricing"

"whether defendants failed to protect ... long term shareholders from market timing traders"

Market Timing

CARL
indivi
situat

vs

PUTNA
INVES
INTER
ENTRO
COMP

of all

agains

ENTRO

state a

trust w

of the

Defend

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

46. The class action method is appropriate for the fair and efficient prosecution of this action.

47. Individual litigation of all claims which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

48. The certification of a class would allow litigation of claims that, in view of the expense of the litigation, may be insufficient in amount to support separate actions.

Count I

COMES NOW Plaintiff CARL KIRCHER, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, states as follows:

49. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

50. Defendant PUTNAM FUNDS operates Putnam International Growth & Income as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its

15

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

46. The class action method is appropriate for the fair and efficient prosecution of this action.

47. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

48. The certification of a class would allow litigation of claims that, in view of the expense of the litigation, may be insufficient in amount to support separate actions.

Count I

COMES NOW Plaintiff CARL KIRCHER, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, states as follows:

49. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

50. Defendant PUTNAM FUNDS operates Putnam International Growth & Income as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its

15

Market Timing

investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

51. Defendant PUTNAM FUND MANAGER serves as the investment manager for Putnam International Growth & Income. Defendant PUTNAM FUND MANAGER provides, among other things, portfolio management services and selects the securities for Putnam International Growth & Income to buy, hold or sell. Putnam International Growth & Income pays Defendant PUTNAM FUND MANAGER set fees based on the percentage of assets under management for managing Putnam International Growth & Income's assets. Defendant PUTNAM FUND MANAGER's compensation and management of the Putnam International Growth & Income Fund are required to be reviewed and approved by Defendant Putnam Fund's board of trustees.

52. At all times relevant hereto, Plaintiff Kircher has owned shares in Putnam International Growth & Income.

53. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment

50. Defendant PUTNAM FUNDS operates Putnam International Growth & Income as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

51. Defendant PUTNAM FUND MANAGER serves as the investment manager for Putnam International Growth & Income. Defendant PUTNAM FUND MANAGER provides, among other things, portfolio management services and selects the securities for Putnam International Growth & Income to buy, hold or sell. Putnam International Growth & Income pays Defendant PUTNAM FUND MANAGER set fees based on the percentage of assets under management for managing Putnam International Growth & Income's assets. Defendant PUTNAM FUND MANAGER's compensation and management of the Putnam International Growth & Income Fund are required to be reviewed and approved by Defendant Putnam Fund's board of trustees.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

52. At all times relevant hereto, Plaintiff Kircher has owned shares in Putnam International Growth & Income.

53. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

54. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

55. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Putnam International Growth & Income Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants Putnam Funds Trust and Putnam Investment Management, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2-801 and the following class be certified:

All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

Market Timing

prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

56. Defendants breached their duties of due care owed to Plaintiff KIRCHER and similarly situated owners of the Putnam International Growth & Income Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Putnam International Growth & Income's shares at the expense of long term shareholders.

All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

Market Timing

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY

Count II

59. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Putnam International Growth & Income Fund might occur daily after the closing of the New York Stock Exchange.

59. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Putnam International Growth & Income Fund might occur daily after the closing of the New York Stock Exchange.

60. With utter indifference and conscious disregard for Plaintiff KIRCHER's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff KIRCHER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

18

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Market Timing

B. Awarding Plaintiffs and the Clas

iii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

60. With utter indifference and conscious disregard for Plaintiff KIRCHER'S investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff KIRCHER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Putnam International Growth & Income's shares at the expense of long term shareholders.

their duties to Plaintiff Kir

i.

ii

18

19

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

IN THE CIRCUIT COURT
FOR THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

PUTNAM FUNDS TRUST, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC,

Defendants

Case No. 2003-L-001255

Hon. Barbara Crowder

MEMORANDUM OF LAW IN SUPPORT OF
THE DEFENDANTS' MOTION FOR JUDGMENT ON THE PLEADINGS

Defendants Putnam Funds Trust, Putnam Investment Management, LLC, Evergreen International Trust, and Evergreen Investment Management Company, LLC respectfully submit this Memorandum in support of their motion for judgment on the pleadings in their favor, pursuant to Illinois Code of Civil Procedure § 2-615(e), 735 ILCS 5/2-615.

Plaintiffs seek to pursue a class action alleging state law claims, based on allegations that Defendants allowed market timing trading in mutual funds and enabled some short-term shareholders to profit at the expense of longer-term shareholders such as Plaintiffs. These state law claims are barred, however, by a federal statute squarely applicable to cases such as this, the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. §§ 77p(b)(1), 78bb(f)(1). In Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit, 126 S. Ct. 1503, 1511-12 (2006) ("Dabit"), the Supreme Court instructed that SLUSA's preclusive effect is to be

Case No. 2003-L-001255

Page 1 of 18

Defendants do not focus on Plaintiff's allegations

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

interpreted broadly, and ordered dismissal of state law claims brought on behalf of "holders" of securities (as are these Plaintiffs). Following Dabit, federal courts in this very case and several closely related cases have held that cases brought by these Plaintiffs' counsel against mutual funds are barred by SLUSA. Defendants accordingly are entitled to judgment as a matter of law.

PRELIMINARY STATEMENT

After three-plus years of litigation in the federal courts on whether, as a matter of federal procedure, SLUSA allows removal of this and related cases to federal court, the cases have been returned to this Court on purely procedural grounds. On the critical substantive question of whether SLUSA bars Plaintiffs' claims, the federal courts have applied their expertise in interpreting federal securities legislation and have uniformly held that SLUSA indeed does bar this and identical cases. This holding has recently been reached in this very case by the United States District Court for the Southern District of Illinois, and is controlling in this Court under the law of the case doctrine. Moreover, federal courts at all levels, from the District Courts to the Seventh Circuit Court of Appeals to the United States Supreme Court, have repeatedly found, in this case and in several closely related cases that are identical in all material respects to this case and were brought by these Plaintiffs' same counsel, that these and identically situated plaintiffs' claims are barred by SLUSA. Defendants are entitled to dismissal of this action with prejudice.

If this Court were to evaluate independently whether SLUSA bars Plaintiffs' claims (although, in light of the federal court's holdings, this Court need not and should not do so), the only principled conclusion is that SLUSA precludes this case. By its express terms, SLUSA precludes any state law class action which is (1) a "covered class action" seeking damages on behalf of more than fifty people, (2) based on state law, (3) alleges a

Case No. 2003-L-001255

Page 2 of 18

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

After three-plus years of litigation in the federal courts on whether, as a matter of federal procedure, SLUSA allows removal of this and related cases to federal court, the cases have been returned to this Court on purely procedural grounds. On the critical substantive question of whether SLUSA bars Plaintiffs' claims, the federal courts have applied their expertise in interpreting federal securities legislation and have uniformly held that SLUSA indeed does bar this and identical cases. This holding has recently been reached in this very case by the United States District Court for the Southern District of Illinois, and is controlling in this Court under the law of the case doctrine. Moreover, federal courts at all levels, from the District Courts to the Seventh Circuit Court of Appeals to the United States Supreme Court, have repeatedly found, in this case and in several closely related cases that are identical in all material respects to this case and were brought by these Plaintiffs' same counsel, that these and identically situated plaintiffs' claims are barred by SLUSA. Defendants are entitled to dismissal of this action with prejudice

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

claims are preempted by [SL]USA] . . . . [T]he Supreme Court has agreed with that substantive approach . . . ." Id. at 440 (emphasis added)

- Kircher v. Putnam Funds Trust, No. 06-939, 2007 WL 2068353 (S.D. Ill. July 17, 2007) ("Kircher V"). After Kircher IV, Defendants removed this case again, and Plaintiffs filed two motions to remand, one for lack of subject matter jurisdiction and a second on procedural grounds. United States District Judge Herndon denied Plaintiffs' motion to remand based on lack of subject matter jurisdiction. He relied on his prior ruling on an identical motion in an identical case, Potter v. Janus Inv. Fund, 483 F. Supp. 2d 692 (S.D. Ill. 2007). In doing so, he rejected Plaintiffs' argument that SLUSA's "misrepresentation or omission" element was not met. Id. at 699-700 ("The Court has no difficulty concluding that the claims in this case are within the scope of SLUSA . . . . Because the substance rather than the form of Plaintiffs' claims concerns material omissions in connection with the purchases or sales of covered securities, these claims are within the scope of preclusion under SLUSA.") (emphasis added). Judge

In short, the United States Supreme Court, the Seventh Circuit, and most recently the Southern District of Illinois have stated, repeatedly and unambiguously, that this very case is barred by SLUSA.[6]

are barred by SLUSA. These courts have repeatedly and uniformly rejected the argument that Plaintiffs will advance here, namely, that they do not allege a "misrepresentation or omission":

- Bradfisch v. Templeton Funds, Inc., No. 05-cv-298, 2005 WL 1653798 (S.D. Ill. July 12, 2005) ("Bradfisch I"). Correctly anticipating the Supreme Court's

6 The only reason that the federal courts did not dispose of this and the related cases is because of a procedural limitation embodied in the federal removal statutes barring appeals from erroneously granted remand orders. See 28 U.S.C. § 1447(d) (providing in material part: "An order remanding a case to the State court from which it was removed is not reviewable on appeal or otherwise . . . .")

Case No. 2003-L-001253

Page 7 of 18

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

damages on behalf of more than fifty people. State law is involved because the Complaint alleges only claims for negligence and punitive damages. Mutual fund shares unquestionably are "covered securities."

B. In Light Of Dabit, Plaintiffs Cannot Dispute That SLUSA's "In Connection With" Element Is Satisfied

In light of the Supreme Court's decision in Dabit, the plaintiffs in the various mutual fund cases brought by these same counsel have begun to argue that their "negligence" claims do not require proof of misstatements or omissions, and thus do not meet SLUSA's third requirement for preclusion. This contention is erroneous. The Complaint is replete with allegations of misrepresentations and omissions. Among the most conspicuous examples are the following:

allegations of misrepresentations and omissions. Among the most conspicuous examples are the following:

9 The District Court correctly applied this holding in Potter (which it then incorporated into its denial of the Plaintiffs' motion to remand for lack of subject matter jurisdiction in this case): "controlling authority handed down after the Court's 2004 remand order now has clarified that state-law class actions on behalf of holders of covered securities must be deemed to be 'in connection with' purchases or sales for purposes of SLUSA preclusion." Potter, 483 F. Supp. 2d at 697.

Case No. 2003-L-001255

Page 12 of 18

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Kircher II (vacated)

value" (740 ILCS 160/5(a)(2)) prevents calling a transfer a fraudulent conveyance unless that transfer occurred "with actual intent to hinder, delay, or defraud any creditor of the debtor" (§ 160/5(a)(1)). Repayment of an antecedent loan comes within the "reasonably equivalent value" rule—which is just another way of saying that preferential transfers differ from fraudulent conveyances. See *In re Liquidation of MedCare HMO, Inc.*, 294 Ill. App.3d 42, 50-54, 228 Ill.Dec. 502, 689 N.E.2d 274, 280-82 (1997); *Crawford County State Bank v. Dews*, 174 Ill.App.3d 674, 679, 122 Ill.Dec. 691, 625 N.E.2d 426, 429 (1988).

So did Lacrad repay First Union "with actual intent to hinder, delay, or defraud any creditor of the debtor"? The district judge found the complaint inadequate to allege fraud, which must be pleaded with particularity under Fed.R.Civ.P. 9(b). Although intent may be pleaded generally, the other elements of fraud require details—details that were missing from the complaint and remain missing on appeal. Plaintiffs contend, f... erad used false finan... ceal their [sic] true... this has nothing to... paying First Union.

Recall that the gi... tion is that Lacrad... borrowing more mo... lapsed. Paying First... Lacrad to stay in b... bution of assets ma... for capital, but it al... could stay afloat. ... pointed to any dec... any other state) tha... payment of a third-... corporate insiders a... gether different). ... debtor at arms' le... conveyance on the ... antecedent debt cri...

hinder, delay, or defraud any (other) creditor of the debtor".

Plaintiffs do contend that the events demonstrate "badges of fraud," see § 160/5(b), but the events they allege differ from those that the statute covers. For example, § 160/5(b)(2) deems it evidence of fraud that the transfer or obligation was concealed. Plaintiffs say that Dixon's fraud was concealed, which is true enough, but the *debt* to First Union, and the *transfers* in payment of that debt, were disclosed and transparent. And so on.

This was, or could have been, a case about preferential transfers on the eve of bankruptcy. Because Lacrad never became a debtor in bankruptcy, however, preferences among creditors cannot be reversed; and in the end this is nothing but a preference. Plaintiffs' other arguments have been considered but do not require discussion.

Affirmed.

* Chief Judge Flaum and Judges Rovner and Williams took no part in the consideration of ... the matter.

Carl KIRCHER and Robert Brockway, individually and on behalf of a class, et al., Plaintiffs–Appellees,

v.

PUTNAM FUNDS TRUST and Putnam Investment Management, LLC, et al., Defendants–Appellants.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Kircher II (vacated)

in particular, they [Plaintiffs] did not argue in their briefs – and did not maintain at oral argument despite the court's invitation – that their suits allege mismanagement rather than deceit or manipulation. See *Santa Fe Industries, Inc. v. Green,* 430 U.S. 462, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977). Counsel for the plaintiffs declined to explain how state law would support a direct action that did not rely on deceit or manipulation. A claim based on mismanagement likely would need to be cast as a derivative action, which none of these suits purports to be. Nor does any of the suits assert that a mutual fund broke a promise, so that state contract law would supply a remedy.)

v.

PUTNAM FUNDS TRUST and Putnam Investment Management, LLC, et al., Defendants–Appellants.

Kircher II, 403 F.3d 478, 482-82 (7th Cir. 2005)

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Kircher II (vacated)

Plaintiff's 7th Circuit Brief: Oct 2004

Consolidated Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2162 and 04-2687

In The

United States Court of Appeals

for the

Seventh Circuit

CARL KIRCHER, *et al.*,

Plaintiffs-Appellees,

– against –

PUTNAM FUNDS TRUST, *et al.*,

Defendants-Appellants.

On Appeal From The United States District Court
For The Southern District Of Illinois

JOINT BRIEF OF APPELLEES

Robert L. King	George A. Zelcs
SWEDLOW & KING LLC	KOREIN TILLERY LLC
Gateway One on the Mall	Three First National Plaza
701 Market Street, Suite 350	70 West Madison, Suite 660
St. Louis, Missouri 63101	Chicago, Illinois 60602
(314) 621-4002	(312) 641-9750

Attorneys for Plaintiffs

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Kircher II (vacated)

Plaintiff's 7th Circuit Brief: Oct 2004

Consolidated Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2162 and 04-2687

STATEMENT OF FACTS

Plaintiffs are long-term investors in the defendant Funds. Appellants' Appendix ("App.") 243a.[1] Plaintiffs have sued the Funds and the Funds' Managers for negligently or recklessly failing to calculate the Funds' share prices accurately. App.

Defendants-Appellants.

On Appeal From The United States District Court For The Southern District Of Illinois

JOINT BRIEF OF APPELLEES

Robert L. King SWEDLOW & KING LLC Gateway One on the Mall 701 Market Street, Suite 350 St. Louis, Missouri 63101 (314) 621-4002	George A. Zelcs KOREIN TILLERY LLC Three First National Plaza 70 West Madison, Suite 660 Chicago, Illinois 60602 (312) 641-9750

Attorneys for Plaintiffs

At page 4

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Kircher II (vacated)

Plaintiff's 7th Circuit Brief: Oct 2004

Consolidated Nos. 04-1496, 04-1496, 04-1606, 04-1628, 04-1650, 04-1651, 04-1650, 04-1661, 04-2162 and 04-2687

Plaintiffs' state law claims are based upon a state law duty of reasonable care in selling fund shares to market timers at undervalued prices and redeeming shares from market timers at overvalued prices. App. 254a-262a. Plaintiffs have *not* accused defendants of misrepresenting the Funds as appropriate long-term investment vehicles or misstating share prices. Similarly, nowhere in any of the Complaints do any of the plaintiffs "allege that they were induced to purchase securities that the prospectuses represented would be properly priced." Br. at 26.

701 Market Street, Suite 350
St. Louis, Missouri 63101
(314) 621-4002

70 West Madison, Suite 660
Chicago, Illinois 60602
(312) 641-9750

Attorneys for Plaintiffs

At page 7

Carl Kircher et al. vs. *Putnam Funds Trust et al.*, Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Kircher II (vacated)

Plaintiff's 7th Circuit Brief: Oct 2004

Consolidated Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2162 and 04-2687

In The
United States Court of Appeals
for the
Seventh Circuit

At page 8

Plaintiffs sued each defendant in two counts: one common law negligence count and one common law recklessness count, alleging that defendants' valuation practices diluted their investments because those valuation practices exposed them to market timing trading. App. 254a-262a. The defendants removed the cases to district

SWEDLOW & KING LLC
Gateway One on the Mall
701 Market Street, Suite 350
St. Louis, Missouri 63101
(314) 621-4002

KOREIN TILLERY LLC
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
(312) 641-9750

Attorneys for Plaintiffs

Kircher II (vacated)

Plaintiff's 7th Circuit Brief: Oct 2004

Consolidated Nos. 04-1495, 04-1498, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2162 and 04-2687

In The
United States Court of Appeals
for the
Seventh Circuit

CARL KIRCHER, *et al.*,
Plaintiffs-Appellees,
– against –
PUTNAM FUNDS TRUST, *et al.*

At page 29

asserted those kinds of claims on behalf of any class member. The only claims plaintiffs have asserted are claims that the defendants' negligent or reckless share price calculations exposed plaintiffs to stale price trading practices which diluted their investments. Thus, plaintiffs' and class members' claims are claims which only existing shareholders who retain their shares can assert.

Kircher II (vacated)

7th Circuit Oral Argument: Jan 2005

Q. (Easterbrook, J.) Mr. Svetcov, the reason I ask this is because your way of trying to formulate what was wrong as being unrelated to the stock makes it a derivative attack on the adequacy of corporate management, and you have not filed this as a derivative suit.

A. No. You see, you said not related to the stock. I didn't say that. I said not related to the purchase or sale thereof. That's different. The allegation here—you see, you're trying to make this into a federal claim, and *I'm trying to tell you it's a state claim for negligence.*

* * *

Q. (Easterbrook, J.) Let me come back to my question. Could you restate your theory of wrongdoing in such a way that it is not a derivative suit?

A. *The allegation is negligent valuation of the shares under state law.*

2006 U.S. Supreme Court (*Kircher*)

JUSTICE GINSBURG: Mr. Frederick, will --would you please explain something to me that you just said? *You said that our complaint isn't about fraud. It isn't about deception. It's about negligence.* But the Seventh Circuit reported and seemed to have no doubt about it that the complaints in this set of cases were based on allegations of deceit and manipulation, not mismanagement.

MR. FREDERICK: That's incorrect, Justice Ginsburg. We've put the complaints before you. They are in the joint appendix. We have cited every paragraph in which those claims are asserted.

The Seventh Circuit based its decision about that on a misunderstanding of the colloquy at oral argument in the Seventh Circuit, which Respondent's have recited the Web site. You can listen to the argument yourself. *It did not contain any type of concession by counsel for the class that these claims were anything other than the negligence claims, which on the four corners of the complaint, they assert themselves to be.*

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

2006 U.S. Supreme Court (*Kircher*)

(Slip Opinion) OCTOBER TERM, 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States* v. *Detroit Timber & Lumber Co.*, 200 U. S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

KIRCHER ET AL. v. PUTNAM FUNDS TRUST ET AL.

[15] The parties further dispute whether the investors' claims satisfy the other 15 U. S. C. §77p(b) preclusion prerequisites, particularly the allegation of fraud: the investors take issue with the Seventh Circuit's characterization of their claims as charging fraud or manipulation, not mismanagement. Because the Court of Appeals lacked appellate jurisdiction, its reading of the investors' litigation position is not binding in future proceedings and is open to consideration on remand.

under and precluded by the Act. Once removed, however, the Federal District Court remanded each case to state court on the ground that it lacked subject-matter jurisdiction on removal because the Act did not preclude the investors' claims. Since they were said to have been injured as "holders" of mutual fund shares, not purchasers or sellers, the court reasoned, their claims did not satisfy §77p(b)'s "in connection with the purchase or sale" requirement, and the claims could therefore proceed in state court. The Seventh Circuit acknowledged that 28 U. S. C. §1447(d) bars review of district court orders remanding removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Law of the Case vs. Collateral Estoppel

"The doctrine that limits the relitigation of an issue in a subsequent suit, as opposed to a subsequent stage of the same suit, is collateral estoppel, not law of the case."

Rekhi v. Wildwood Indus., Inc., 61 F.3d 1313, 1317 (7th Cir. 1995).

Law of the Case

" The rule of the law of the case is a rule of practice, based on sound policy that, where an issue is once litigated and decided, that should be the end of the matter and the unreversed decision of a question of law or fact made during the course of litigation settles that question for all subsequent stages of the suit."

Irizarry v. Industrial Comm'n , 337 Ill.App.3d 598 ,606, 786 N.E.2d 218, 224 (2d Dist. 2003).

Law of the Case

"The doctrine, however, merely expresses the practice of courts generally to refuse to reopen what has been decided; it is not a limit on their power."

People v. Patterson, 154 Ill.2d 414, 469, 610 N.E.2d 16, 41 (1993) (quoting *Christianson v. Colt Indus. Operating Corp.*, 486 U.S. 800, 817, 108 S.Ct. 2166, 2170 (1988)).

"A court has the power to revisit prior decisions of its own or of a coordinate court in any circumstance, although as a rule courts should be loathe to do so in the absence of extraordinary circumstances such as where the initial decision was 'clearly erroneous and would work a manifest injustice.'"

Christianson v. Colt Indus. Operating Corp., 486 U.S. 800, 817, 108 S.Ct. 2166, 2170 (1988).

July 2007 Remand Order

Accordingly, the stay is **LIFTED**. Having reviewed the record carefully, the Court concludes that oral argument will not be helpful in resolving Plaintiffs' request for remand, and therefore Defendants' motion for oral argument (Doc. 18) is **DENIED**. Plaintiffs' motion for remand based on lack of subject matter jurisdiction (Doc. 20) is **DENIED**. *See Potter v. Janus Inv. Fund*, 483 F. Supp. 2d 692, 695-703 (S.D. Ill. 2007). Plaintiffs' motion for remand based on procedural defects in removal (Doc. 10) is **GRANTED**. *See Dudley v. Putnam Inv. Funds*, 472 F. Supp. 2d 1102, 1107-13 (S.D. Ill. 2007). Pursuant to 28 U.S.C. § 1447(c) this matter is **REMANDED** to the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, by reason of untimeliness of removal. Defendants' motion for judgment on the pleadings (Doc. 12) is **DENIED as moot**.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Potter 2007 Remand Order

Case 3:06-cv-00997-DRH-PMF Document 11 Filed 04/06/2007 Page 1 of 30

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

ROBERT POTTER, EDNA GRENCH, and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a Corporation, and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC.,

Defendants.

Case No. 06-cv-929-DRH
Consolidated with: Case No. 06-cv-997-DRH

MEMORANDUM AND ORDER

HERNDON, District Judge:

This matter is before the Court on the motion for remand to state court based on lack of subject matter jurisdiction (Doc. 19) and the motions for remand to state court based on procedural defects in removal (Docs. 9, 13) brought by Plaintiffs Robert Potter, Edna Grench, and Dorothy Luettinger. For the following reasons, the motion for remand to state court based on lack of subject matter jurisdiction is DENIED. The motions for remand to state court based on procedural defects in removal are GRANTED.

Introduction

These consolidated cases, which are successors to a case previously on the Court's docket, *Potter v. Janus Investment Fund*, No. 03-cv-00692-DRH (S.D. Ill. filed Oct. 23, 2003), are among a number of putative class actions pending before the Court concerning so-called

Page 1 of 30

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Potter 2007 Remand Order

At page 12

Case 3:06-cv-00997-DRH-PMF Document 11 Filed 04/06/2007 Page 1 of 30

scope of SLUSA. Under SLUSA, "[t]he element of a misrepresentation or omission of a material fact is satisfied when . . . a plaintiff alleges a misrepresentation . . . concerning the value of the securities . . . sold or the consideration received in return." *Araujo v. John Hancock Life Ins. Co.*, 206 F. Supp. 2d 377, 382 (E.D.N.Y. 2002) (holding that a plaintiff's state-law claims for breach of contract and unjust enrichment were precluded by SLUSA because the complained-of conduct

MEMORANDUM AND ORDER

consisted of an alleged misrepresentation of a material fact). As the Seventh Circuit Court of Appeals recognized in *Kircher II*, the gravamen of the claims in this case is that Defendants made omissions of material fact in connection with the sale or purchase of covered securities, e.g., the fact that mutual fund shares are valued only once a day and that this once-a-day valuation creates opportunities for market-timing arbitrage:

2003), are among a number of putative class actions pending before the Court concerning so-called

Page 1 of 30

At page 13

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

At page 13

Could the SEC maintain an action under § 10(b) [of the 1934 Act] and [17 C.F.R. § 240.]10b-5 against mutual funds that fraudulently or manipulatively increased investors' exposure to arbitrage? ***Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day***. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. Similarly, ***if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies***, that revelation would have squelched litigation of this kind.

These observations show that ***plaintiffs' claims depend on statements made or omitted*** in connection with their . . . purchases of the funds' securities . . . . Our plaintiffs' effort to define non-purchaser-non-seller classes is designed to evade PSLRA in order to litigate a securities class action in state court in the hope that a local judge or jury may produce an idiosyncratic award. It is the very sort of maneuver that SLUSA is designed to prevent.

Kircher II, 403 F.3d at 484 (7th Cir. 2005) (emphasis added).

Potter 2007 Remand Order

Case 3:06-cv-00997-DRH-PMF Document 11 Filed 04/06/2007 Page 1 of 30

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

ROBERT POTTER, EDNA GRENCH, and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a Corporation, and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC.,

Defendants.

Case No. 06-cv-929-DRH
Consolidated with: Case No 06-cv-997-DRH

MEMORANDUM AND ORDER

HERNDON, District Judge:

At page 13

As discussed, the applicability of SLUSA preclusion in this instance does not hinge on whether the omissions at issue were made with intent to deceive or not, provided the alleged omissions were made in connection with purchases or sales of covered securities. Because the substance rather than the form of ***Plaintiffs' claims concerns material omissions*** in connection with purchases or sales of covered securities, those claims are within the scope of preclusion under SLUSA.

2006 U.S. Supreme Court (*Kircher*)

Slip Opinion OCTOBER TERM 2005 1

Syllabus

NOTE: Where it is feasible, a syllabus (headnote) will be released, as is being done in connection with this case, at the time the opinion is issued. The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States* v. *Detroit Timber & Lumber Co.*, 200 U.S. 321, 337.

SUPREME COURT OF THE UNITED STATES

Syllabus

126 S.Ct. at 2157

Nor is there any reason to see things differently just because the remand's basis coincides entirely with the merits of the federal question; it is only the forum designation that is conclusive. Here, we have no reason to doubt that the state court will duly apply *Dabit*'s holding that holder claims are embraced by subsection (b),[15] but any claim of error on that point can be considered on review by this Court.

ing removed cases for lack of subject-matter jurisdiction, but decided that the District Court had the last word neither on the characterization of its decision as jurisdictional nor on the correctness of its con-

The SLUSA Issue

Defendants do not focus on Plaintiff's allegations

In September 2003, Plaintiffs filed their Complaint alleging state law claims associated with market timing of certain Putnam and Evergreen mutual funds.[2] Throughout the Complaint, Plaintiffs allege a number of misrepresentations, including that Defendants said that mutual funds were structured for long-term ownership, even though they knew that short-term market timing occurred.[3] This case was one of several identical purported class actions brought

3 E.g., Compl. ¶ 12 ("Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest

[Footnote continued from previous page]
for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment . . . .") (emphasis added).

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

- "Defendant Putnam Funds operates . . . with the **stated goal** of providing long term capital growth to investors who hold shares of the fund" (Compl. ¶ 50 (emphasis added)), while simultaneously "allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders . . . at the expense of long-term shareholders." (Id. ¶¶ 56(iii), 60(iv).)

- "Open end mutual funds such as Defendants' Funds have been tremendously successful **in convincing** investors such as plaintiffs to hold their fund shares **by urging** investors to invest for the long term and **by effectively marketing** the various advantages of long term ownership of funds over direct investment . . . ." (Id. ¶ 12 (emphasis added).)

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

• "Defendant Putnam Funds operates . . . with the stated goal of providing long term capital growth to investors who hold shares of the fund" (Compl. ¶ 50

- Defendants' purported failure to properly calculate publicly reported fund share prices is alleged to have created arbitrage opportunities that were exploited by market-timers who purchased fund shares at artificially low prices and redeemed shares at artificially high prices. (Id. ¶¶ 32-40, 53-56.) These purchases and redemptions by market-timers are alleged to have diluted the value of the shares of long-term shareholders -- a consequence that Defendants are alleged to have consciously disregarded. (Id. at ¶¶ 37-38, 60.)

- "Defendants breached their duties of due care owed to Plaintiffs . . . by, inter alia, . . . failing to implement [a fund's] portfolio valuation and share pricing policies and procedures." (Id. ¶ 56(ii).) This allegation makes clear that the policies and procedures that Defendants allegedly disregarded, i.e., misrepresented, were those that Defendants stated would apply. See also id. ¶ 60(iii).

understood to allege a misrepresentation or omission in connection with the purchase or sale of securities and, under SLUSA, such claims "may [not] be maintained in any State or Federal Court." 15 U.S.C. § 77p(b).

The SLUSA Issue

CARL KIRC... individually... situated.

Dabit ... preclusi... omissio... have hel...

- "Defendant Putnam Funds operates . . . with the stated goal of providing long term capital growth to investors who hold shares of the fund" (Compl. ¶ 50 (emphasis added)), while simultaneously "allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders . . . at the expense of long-term shareholders." (Id. ¶¶ 56(iii), 60(iv).)
- "Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the ...

protestations, the Complaint plainly falls within SLUSA's preclusive ambit in at least three different ways: (1) by implicitly alleging that defendants failed to disclose that they would not prevent market timing; (2) by alleging that defendants misrepresented the true price of the shares sold or redeemed; and (3) by alleging that defendants assisted alleged securities fraud in the form of a pattern or practice of market timing. Consequently, the Complaint in this case can only be understood to allege a misrepresentation or omission in connection with the purchase or sale of securities and, under SLUSA, such claims "may [not] be maintained in any State or Federal Court." 15 U.S.C. § 77p(b).

Case No. 2003-L-001255

Page 13 of 18

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

IN THE CIRCUIT COURT
FOR THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

PUTNAM FUNDS TRUST, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC,

Defendants.

Case No. 2003-L-001253

Hon. Barbara Crowder

REPLY BRIEF IN FURTHER SUPPORT OF
<u>DEFENDANTS' MOTION FOR JUDGMENT ON THE PLEADINGS</u>

Defendants' opening memorandum showed that numerous courts have analyzed the allegations of the Complaint *in this case*, and in identical related cases, and uniformly have held that such claims are barred by the Securities Litigation Uniform Standards Act ("SLUSA"). In their Opposition, Plaintiffs attempt — unsuccessfully — to distinguish these authorities, and to recast the allegations of the Complaint. Because SLUSA unquestionably precludes Plaintiffs' claims, even if they could properly be characterized as simple or pure negligence claims, Defendants are entitled to judgment on the pleadings.

I. <u>PLAINTIFFS' COMPLAINT IS BARRED BY SLUSA</u>

Plaintiffs' contention that their claims sound in "negligence" does not alter the fact that the Complaint, in the words of SLUSA, is "alleging . . . an untrue statement or omission of a material fact . . . or that the defendant used or employed any manipulative or deceptive device . . ."

Case No. 2003-L-001253

Page 1 of 18

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The SLUSA Issue

> By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and **by choosing to use stale prices** in valuing their fund shares and setting their daily NAVs, **Defendants have exposed long term shareholders to market timing traders** . . . .

(Compl. ¶33; emphasis added.) Similarly, in Paragraph 38, Plaintiffs allege they have been injured by this alleged breach:

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Additionally, also included among the allegations of untrue statements are those averring that Defendants misstated the price (net asset value, or "NAV") per share of shares in certain Putnam and Evergreen mutual funds. The Complaint alleges:

- "[T]he closing prices used to calculate the NAV of Defendants' funds are stale and *do not reflect price relevant information* available subsequent to the foreign security's last trade that will affect the value of such security." (Compl. ¶ 20; emphasis added).

- "*Appropriate adjustments need to be made* to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result . . . *Defendants do not make any value adjustment* to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day." (Compl. ¶ 17; emphasis added).

- "The NAVs set by Defendants *do not take into account* on a daily basis [certain] *price relevant information* . . . Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities." (Compl. ¶ 32; emphasis added).

- "*By failing to make daily adjustments* based upon positive correlations between upward or downward movements in United States and foreign markets and by *choosing to use stale prices in valuing their fund shares* and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy." (Compl. ¶ 33; emphasis added).

The SLUSA Issue

- "[T]he shares that Defendants issue to and redeem [i.e., sell to and purchase] from market timers *do not reflect current market prices* of the foreign securities held by the fund." (Compl. ¶ 33; emphasis added).

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Mehta

"The element of a misrepresentation or omission of a material fact is satisfied when a plaintiff alleges a misrepresentation concerning the value of the securities sold or the consideration received in return." *Araujo v. John Hancock Life Ins. Co.*, 206 F. Supp. 2d 377, 382 (E.D.N.Y. 2002). That is exactly what the plaintiffs have done here, despite their emphatic disavowal of their prior explicit allegations of misrepresentation, and their pared-down amended complaint. Putting aside the convoluted terminology and formulas associated with variable annuities, at bottom the plaintiffs simply allege that the defendants incorrectly priced certain investment options provided under the annuities.

Mehta v. AIG Sunamerica Life Assurance Co., 437 F.Supp.2d 439 (D. Md. 2006), *appeal docketed*, No. 06-1788 (4th Cir. July 18, 2006).

Mehta

How the *Mehta* court got it wrong:

- negligently calculated mutual fund share prices are not "misrepresentations"
- impossible to buy a mutual fund share at a "misrepresented price" – market timers "predict" prices
- investors must place their trade orders for mutual funds *before* the mutual fund share price is calculated
- at the time trade orders for mutual funds are placed, Defendants have not "represented" anything to anyone
- therefore they could not have "misrepresented" the price of the Funds' shares

Mehta

How the *Mehta* court got it wrong:

- *execution* of trades at miscalculated price is what injures investors
- *execution* of trades at miscalculated price occurs *before* Defendants' publish and thus "represent" the price to anyone
- thus investors are injured *before* Defendants' publish and thus "represent" the price to anyone

- investors would be injured even if Defendants' *never* published and thus "represented" the price to anyone
- representation – whether true or false – of mutual fund share prices is NOT at issue

Mehta

How the *Mehta* court got it wrong:

- Defendants could have prevented market timing in the Funds by *any available means*

- even if they continued to value fund shares with stale information and thus "misrepresented" (in the Mehta court's view) the value of those shares

- "Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge [or] reducing the number of trades any investor can execute (or deferring each trade by one day) …." *Kircher v. Putnam Funds Trust (Kircher II)*, 403 F.3d 478, 481 (7th Cir. 2005), *vacated on other grounds*, 126 S.Ct. 2145.

Mehta

CONCLUSION

Plaintiffs' claims should be dismissed with prejudice, as precluded by SLUSA. We note that Plaintiffs will not be prejudiced by dismissal. Their interests, if any, will presumably be vindicated in the pending MDL proceedings.

Putnam Memo at 16

- only holders are injured by market timing
- holders have no federal securities fraud class action remedy

Paru v. Mutual of America Life Ins. Co.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: IAS PART 60
---X

MARDEN D. PARU, On Behalf of Himself and
All Others Similarly Situated,

Plaintiff,

Index No. 602325/04

-against-

MUTUAL OF AMERICA LIFE INSURANCE
COMPANY,

Defendant.

---X

FILED
MAR 22 2007
NEW YORK
COUNTY CLERK'S OFFICE

For Plaintiff

Abbey Spanier Berger & Vogel LLP
111 Broadway, 18th Floor
New York, New York 10006
(Louis A. Craco, Jr.
Cornelius P. McCarthy)

Beattie and Osborn LLP
521 Fifth Avenue, 34th Floor
New York, New York 10175
(Daniel A. Osborne)

For Defendant

Proskauer Rose LLP
1585 Broadway
New York, New York 10036
(Richard L. Spinogatti
Karen D. Coombs
Matthew Rothman)

Fried, J.:

Defendant Mutual of America Life Insurance Company (Mutual) moves to dismiss the amended complaint, in this putative class action alleging wrongdoing in relation to

1

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Paru v. Mutual of America Life Ins. Co.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: IAS PART 60

MARDEN D. PARU, On Behalf of Himself and

First, Mutual maintains that, when plaintiff alleges that the NAV becomes "stale" with the passage of time, he is alleging that the NAV was untrue, that it was, effectively, an explicit misrepresentation. However, as the *Paru* court noted, the NAV is not untrue merely because it becomes outdated. The damage to plaintiff comes from "an inherent inefficiency" in the pricing of the value of the Fund, not a misrepresentation. *Paru*, at *4.Next, Mutual

New York, New York 10175
(Daniel A. Osborne)

Fried, J.:

Defendant Mutual of America Life Insurance Company (Mutual) moves to dismiss the amended complaint, in this putative class action alleging wrongdoing in relation to

i

Slip op at 9.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540


Paru v. Mutual of America Life Ins. Co.
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK, IAS PART 60
MARDEN D. PARU, On Behalf of Himself and All Others Similarly Situated,
Plaintiff,
Index No. 602325/04
-against-
MUTUAL OF AMERICA LIFE INSURANCE
points to plaintiff's allegation that Mutual held itself out as an expert in investments. Mutual contends that the "essence" of this allegation is that Mutual represented that it would protect plaintiff from market timing. However, as the Paru court noted, it is the damage market timing does to the long-term performance of the Fund, and Mutual's failure to act to protect its investors that formed the basis for plaintiff's claim. Thus, the Paru court found that "non-
the amended complaint, in this putative class action alleging wrongdoing in relation to
Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

points to plaintiff's allegation that Mutual held itself out as an expert in investments. Mutual contends that the "essence" of this allegation is that Mutual represented that it would protect plaintiff from market timing. However, as the *Paru* court noted, it is the damage market timing does to the long-term performance of the Fund, and Mutual's failure to act to protect its investors that formed the basis for plaintiff's claim. Thus, the *Paru* court found that "non-

disclosure of market timing timing is not a necessary allegation implicit in the Complaint." *Id.* In making this finding, *Paru* followed *Xpedior* in requiring that a court look "beyond the face of the Complaint to the substance of plaintiff's allegations," resulting in the finding that allegations of misrepresentation, implicit or explicit, did not underlie plaintiff's cause of action. *Id.* at *3.

Slip op at 10.

Paru v. Mutual of America Life Ins. Co.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK IAS PART 60

MARDEN D. PARU, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

Mutual responds that plaintiff's present claim is also based on an implicit promise to inform plaintiff that market timing was occurring in the Fund. However, while plaintiff could have alleged that, it is not required that he do so in order to allege that Mutual failed to follow its obligation with regard to plaintiff.

New York, New York 10175
(Daniel A. Osborne)

Fried, J.:

Defendant Mutual of America Life Insurance Company (Mutual) moves to dismiss the amended complaint, in this putative class action alleging wrongdoing in relation to

1

Slip op at 10.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Paru v. Mutual of America Life Ins. Co.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK, IAS PART 60
---X
MARDEN D. PARU, On Behalf of Himself and

Slip op at 10-11.

I agree with that the gravamen of plaintiff's complaint is not based on misrepresentations at all, despite the fact that it could be, and that the plaintiff's action does not require misrepresentations to be valid. "Simply because the operative facts of a complaint *can* give rise to a claim of fraud does not mean that the complaint *must* be read as alleging fraud [emphasis in original]" (*Xpedior*, 341 F Supp 2d at 268), and "[t]he choice of legal theories is a strategic choice to be made by plaintiff, and neither the court nor the defendant is permitted to override that choice." *Id.* Mutual does not have the right to recast plaintiff's allegations so as to cause the action to be precluded under SLUSA.[2]

Paru v. Mutual of America Life Ins. Co.

WL 1292828). Plaintiffs would have this Court believe that "That is the exact same thing Plaintiffs have alleged here." (Opp. at 11).

Although some allegations in the Paru complaint overlap with allegations in this case, the allegations of the Paru defendants' misconduct differed in a critical respect from the allegations directed against Defendants here. In particular, the complaint in Paru alleged:

> [Defendant] breached its fiduciary obligation to plaintiff . . . by failing to take *any action* to prevent market timing from occurring within the Fund. Specifically, [defendant] could have:
>
> a. imposed trading limits;
> b. imposed short-term redemption fees;
> c. required investors to mail their transactions to [defendant];
> d. refused to offer the Fund as an investment opportunity until it engaged in Fair Value Pricing; or
> e. prevented its employees from engaging in and permitting market timing.

Paru v. Mutual of America Life Ins. Co.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

MARDEN D. PARU, On Behalf of Himself and All Others Similarly Situated, Plaintiff, -against- MUTUAL OF AMERICA LIFE INSURANCE COMPANY, Defendants	Case No. 04/602325 AMENDED CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL ECF Case

Plaintiff Marden D. Paru, on behalf of himself and all others similarly situated, by and through his undersigned counsel, as and for his Amended Class Action Complaint against defendant Mutual of America Life Insurance Company, alleges as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of all persons and entities (the "Class") that purchased a variable annuity contract with Mutual of America, held shares of the Scudder Variable Series I: International Portfolio (the "Fund") as an investment alternative within their annuity between January 1, 1995 and May 1, 2002 (the "Class Period"), and suffered damages as a result of defendant's breaches of fiduciary duties to plaintiff and the Class.

2. Mutual of America has breached its fiduciary responsibility to plaintiff and the Class by allowing its own employees and other investors to engage in market timing in the Fund to the financial detriment to plaintiff and the Class.

EXHIBIT B

03 L 1253 Page 84 of 95

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Paru v. Mutual of America Life Ins. Co.

2. Mutual of America has breached its fiduciary responsibility to plaintiff and the Class by allowing its own employees and other investors to engage in market timing in the Fund to the financial detriment to plaintiff and the Class.

MUTUAL OF AMERICA

4. Rather, plaintiff alleges that Mutual of America breached its fiduciary duties to the Class by allowing and permitting its own employees and other investors to engage in market timing for the benefit of the market timers and at the expense of the Class. The market timers traded in and out of the Fund to exploit short-term moves and inefficiencies in the methods used to price the Fund's securities.

5. Mutual of America could have taken any number of steps to prevent market timing, but failed to do so.

Paru v. Mutual of America Life Ins. Co.

13. The Fund was designed for long-term investors. Specifically, the Fund's May 1, 2001 prospectus described its "main investment strategy" as follows:

> The portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The portfolio invests primarily in common stocks of established companies listed on foreign exchanges, which the portfolio management team believes have favorable characteristics.

Paru v. Mutual of America Life Ins. Co.

14. The Fund handles the day to day tasks associated with managing its investment portfolio, such as investment management, valuation of its underlying portfolio of securities and calculation of the Net Asset Value ("NAV") of the Fund. The NAV is the Fund's total assets (e.g., the value of securities it is holding) minus its total liabilities.

15. The NAV is reduced by trading costs and managerial expenses. The more trading that occurs in the Fund, the higher the costs of these expenses.

16. The NAV per share is set every business day as of the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV per share is reported to the general public by the National Association of Securities Dealers.

Paru v. Mutual of America Life Ins. Co.

Market Timing in the Fund

18. Market timing involves improper short-term trading employed by investors to profit from the Fund's use of "stale" prices to calculate the NAV. The prices are "stale" because they are old and no longer reflect the fair value of the securities.

19. All of the securities held in the Fund are shares traded on foreign exchanges. The home markets of these securities include the exchanges of London, Paris, Frankfurt, Moscow, Singapore, Kuala Lampur, Hong Kong, Taipei, Tokyo, and Sydney. These exchanges are five to fifteen hours ahead of Eastern Time.

Paru v. Mutual of America Life Ins. Co.

20. In calculating the NAV, the Fund uses the last trade price in the home market of each security. Because the foreign exchanges close hours before the Fund's NAV is calculated, or hours before 4:00 p.m. Eastern Time, the closing prices on the foreign exchange (which prices are used to calculate the NAV) are stale and do not reflect all relevant information that has become known since the close of the market and the setting of the closing price. To properly calculate the Fund's fair value, appropriate adjustments must be made to the closing prices of the foreign securities to reflect current market values.

Paru v. Mutual of America Life Ins. Co.

22. Since the Fund's NAV is calculated based upon stale prices and the NAV is used to compute the Accumulation Unit Value ("AUV"). The AUV also does not reflect an accurate value based on all available information. For this reason, a savy investor can acquire shares at a price below fair market value or dispose of shares at above fair market value.

23. For example, the closing prices are posted on the Tokyo exchange at 3:00 p.m. Tokyo time, which is 1:00 a.m. Eastern time.[1] When the NAV is set at 4:00 p.m. Eastern Time, it is 6:00 a.m. the following day in Tokyo. Thus, when the Fund values securities traded on the Tokyo Exchange using the foreign closing prices, that closing price is fifteen hours old--the difference between 1:00 a.m. Eastern Time and 4:00 p.m. Eastern Time.

Paru v. Mutual of America Life Ins. Co.

25. Because of the time difference and because there is a strong correlation between the movements of the United States markets and its foreign counterparts, market timers are able to predict whether the Fund's NAV will increase or decrease the following day.

26. Academic studies of the world's financial markets have established a strong correlation between the movement of worldwide financial markets. The positive correlation between the upward or downward movement of value in the United States markets and foreign markets is between .7 and .8.

Paru v. Mutual of America Life Ins. Co.

27. A correlation of 0.0 means there is no correlation between the two variables -- in this case, the movement of the United States and foreign financial markets. A value of 1.0 would mean that there is a perfect correlation between the United States and foreign markets.

28. The effect of the strong positive[2] correlation between value movements in the United States and foreign markets is that market timers can accurately predict how the foreign markets will react. If the United States markets experience an upward movement in value, then foreign markets typically move upward once trading begins the next day. Similarly, if the United States markets experience a downward movement in value, its foreign counterparts typically also move downward once trading begins the next day.

Paru v. Mutual of America Life Ins. Co.

28. The effect of the strong positive[2] correlation between value movements in the United States and foreign markets is that market timers can accurately predict how the foreign markets will react. If the United States markets experience an upward movement in value, then foreign markets typically move upward once trading begins the next day. Similarly, if the United States markets experience a downward movement in value, its foreign counterparts typically also move downward once trading begins the next day.

29. Market timers purchase shares of the Fund on days when the United States markets move up and sell shares when the United States markets move down.

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

Paru v. Mutual of America Life Ins. Co.

30. Since stale prices are used in valuing the Fund's underlying securities (and consequently the NAV), the market timers are able to buy their shares at discounted prices when they buy on days when the United States market moved up. The following day, the market timers would sell their previous days' purchase for profit at the expense of the long-term investors.

31. The profits obtained by market timers came at the expense of Mutual of America's other investors: plaintiff and the Class, the non-trading, long-term, buy and hold investors. This transfer of wealth from plaintiff and the Class to the market timers resulted from Mutual of America's breaches of fiduciary duty to plaintiff and the Class.

The Goal of the Fund

- "Defendant Putnam Funds operates . . . with the **stated goal** of providing long term capital growth to investors who hold shares of the fund" (Compl. ¶ 50 (emphasis added)), while simultaneously "allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders . . . at the expense of long-term shareholders." (Id. ¶¶ 56(iii), 60(iv).)

Putnam Memo at 13

Plaintiff has not alleged that Defendants representation "of providing long term capital growth to investors" was false

Plaintiff has alleged that Defendants negligently discharged that obligation by allowing market timing in the Funds

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

<u>The Goal of the Fund</u>

- a person's representation that he will perform a task
- his subsequent negligent performance of that task
- <u>is not fraud, misrepresentation or omission</u>

Plaintiff <u>*agrees*</u> that Defendants operated the funds to provide long term capital growth

Carl Kircher et al. vs. Putnam Funds Trust et al., Cons. Nos. 03-L-1254, 03-L-1539 & 03-L-1540

The Goal of the Fund

The view that "a promise that is not fulfilled, for whatever reason, is a misrepresentation" is a "*deep misunderstanding*."

"This view would turn every breach of contract into a fraud."

Consolidation Services, Inc. v. KeyBank Nat'l Assoc., 185 F.3d 817, 823 (7th Cir. 1999).

Plaintiff's Allegations Control

"Simply because the operative facts of a complaint *can* give rise to a claim of fraud does not mean that the complaint *must* be read as alleging fraud."

Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc., 341 F. Supp. 2d 258, 268 (S.D.N.Y. 2004).

The only thing that matters is what Plaintiff has *actually alleged*.

Plaintiff's Allegations Control

"While this Court is mindful that plaintiff may not escape SLUSA preemption through artful pleading meant to disguise allegations of misstatements or omissions, it is similarly mindful that defendant may not recast plaintiff's Complaint as a securities fraud class action so as to have it preempted by SLUSA."

Paru v. Mutual of America Life Ins. Co., 2006 WL 1292828 at *3 (S.D.N.Y. 2006).

Plaintiff's Allegations Control

"The choice of legal theories is a strategic choice to be made by plaintiff, and neither the court nor the defendant is permitted to override that choice."

Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc., 341 F. Supp. 2d at 268 (S.D.N.Y. 2004).

Plaintiff Does Not Seek Damages for Fraud

Recovery for Fraud

- but for Defendants' misrepresentations (or omissions) in their prospectuses, I would not have bought shares OR I would not have paid as much for the shares
- give me back my purchase price or give me the difference between what I paid and what I should have paid but for the fraud

Plaintiff Has Not Alleged Fraud

Plaintiff has <u>NOT</u> alleged and establishment of his claims will not require proof:

•that anyone ever made a misrepresentation to anyone else about anything;

<u>OR</u>

•that anyone engaged in market "manipulation" as that term is defined under federal securities law.

Plaintiff Has Not Alleged Fraud

Defendants' Motion for Judgment on the Pleadings on SLUSA Grounds Should be Denied

Consolidated Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2162 and 04-2687

In The

United States Court of Appeals

for the

Seventh Circuit

CARL KIRCHER, *et al.*,

Plaintiffs-Appellees,

- against -

PUTNAM FUNDS TRUST, *et al.*,

Defendants-Appellants.

On Appeal From The United States District Court
For The Southern District Of Illinois

JOINT BRIEF OF APPELLEES

Robert L. King
SWEDLOW & KING LLC
Gateway One on the Mall
701 Market Street, Suite 350
St. Louis, Missouri 63101
(314) 621-4002

George A. Zelcs
KOREIN TILLERY LLC
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
(312) 641-9750

Attorneys for Plaintiffs

Stephen M. Tillery
KOREIN TILLERY LLC
#10 Executive Woods Court
Swansea, Illinois 62226
(618) 277-1180

Eugene Barash
KOREIN TILLERY LLC
701 Market Street, Suite 300
St. Louis, MO 63101
(314) 241-4844

Andrew S. Freidman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN,
FRIEDMAN & BALINT, PC
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
(602) 274-1100

Additional Counsel for Plaintiffs

John J. Stoia, Jr.
Timothy G. Blood
William J. Doyle II
Amelia F. Burroughs
LERACH COUGLIN STOIA GELLER RUDMAN & ROBBINS LLP
401 "B" Street
17th Floor
San Diego, CA 92101
(619) 231-1058

Co-Counsel for Plaintiff Spurgeon

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1651

Short Caption: Potter et al. v. Janus Investment Fund, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Robert Potter and all others similarly situated.

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC,

(3) If the party or amicus is a corporation:
i) Identify all its parent corporations, if any; and
N/A
ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ____________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes______ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1650

Short Caption: Luettinger, Dorothy et al. v. Scudder International Fund, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(4) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Dorothy Luettinger and all others similarly situated.

(5) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC.

(6) If the party or amicus is a corporation:
iii) Identify all its parent corporations, if any; and
N/A
iv) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ______________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes______ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-2162

Short Caption: Jackson, Avery v. Van Kampen Series et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(7) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Avery Jackson and all others similarly situated.

(8) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC.

(9) If the party or amicus is a corporation:
v) Identify all its parent corporations, if any; and
N/A
vi) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ______________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes______ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1608

Short Caption: Dudley, Steve et al. v. Putnam Investment, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(10) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Steve Dudley and Beth Dudley and all others similarly situated.

(11) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC.

(12) If the party or amicus is a corporation:
vii) Identify all its parent corporations, if any; and
N/A
viii) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ____________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes_____ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1496

Short Caption: Dudley, Steve et al. v. Putnam International Equity, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(13) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed R. App. P 26.1 by completing item #3):
Steve Dudley and Beth Dudley and all others similarly situated.

(14) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC.

(15) If the party or amicus is a corporation:
- ix) Identify all its parent corporations, if any; and
  N/A
- x) list any publicly held company that owns 10% or more of the party's or amicus' stock:
  N/A

Attorney's Signature: ____________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes____ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1661

Short Caption: Vogeler v. Columbia Acorn Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(16) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Gary Vogeler and all others similarly situated.

(17) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC.

(18) If the party or amicus is a corporation:
xi) Identify all its parent corporations, if any; and
N/A
xii) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ______________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes______ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1495

Short Caption: Kircher, et al. v. Putnam funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(19) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Carl Kircher and all others similarly situated.

(20) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., and Bonnett Fairbourn Friedman Balint, PC.

(21) If the party or amicus is a corporation:
xiii) Identify all its parent corporations, if any; and
N/A
xiv) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ______ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ______ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

AMENDED CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-2687

Short Caption: Spurgeon v. Pacific Life Insurance Company

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.
The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief.
Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.

(22) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):
Terry Spurgeon, As custodian for the Benefit of James E. Spurgeon and all others similarly situated.

(23) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:
Korein Tillery, LLC., Swedlow & King, LLC., Lerach Coughlin Stoia Geller Rudman & Robbins LLP.and Bonnett Fairbourn Friedman Balint, PC.

(24) If the party or amicus is a corporation:
xv) Identify all its parent corporations, if any; and
N/A
xvi) list any publicly held company that owns 10% or more of the party's or amicus' stock:
N/A

Attorney's Signature: ______________________ Date: October 4, 2004

Attorney's Printed Name: Robert L. King

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes______ No X

Address: 701 Market St., Suite 350, St. Louis, MO 63101

Phone Number: (314) 621-4002 Fax Number: (314) 621-2586

E-Mail Address: king@swedlowking.com

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

REGULATIONS

OTHER AUTHORITIES

STATEMENT OF JURISDICTION

Defendants' jurisdictional summary is complete and is an accurate account of the Motions Panel's jurisdictional ruling. In its June 29 decision, the Panel concluded the Court has appellate jurisdiction over the *Kircher* case because the case was removable and the district court's remand to state court was therefore not actually an unreviewable remand for lack of subject matter jurisdiction. *Kircher v. Putnam Funds Trust*, 373 F.3d 847 (7th Cir. 2004). Plaintiffs respectfully disagree with those conclusions based on statutory language the Panel appears to have overlooked.

Contrary to the Panel's holding, the Securities Litigation Uniform Standards Act (SLUSA) does not make all "covered class actions" removable. Rather, SLUSA provides that "[a]ny covered class action brought in any State court involving a covered security, *as set forth in paragraph (b)*, shall be removable ...." 15 U.S.C. § 77p(c). In turn, paragraph 77p(b) - SLUSA's preemption provision - provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging—(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

Thus, only "covered class actions" which attempt to assert preempted claims are removable.

The district court held that only preempted cases are removable, so when it remanded these cases, it did so on the grounds that it lacked jurisdiction in the "adjudicatory competence" sense. *Kircher*, 373 F.3d at 850. Accordingly, 28

U.S.C. § 1447(d) prohibits appellate review of the remand orders and would do so even if the district court had wrongly concluded that it lacked subject matter jurisdiction. *Adkins v. Illinois Cent. R.R. Co.*, 326 F.3d 828, 834 (7th Cir. 2003). Because plaintiffs believe the Panel overlooked critical statutory language which caused it to misconceive the true nature of the district court's remand, plaintiffs have addressed the issue more completely in Section II below. As discussed there, plaintiffs submit that the Panel erred in concluding that it has appellate jurisdiction to hear these appeals. The Court should reconsider the jurisdictional issue and should dismiss these appeals for lack of appellate jurisdiction.

ISSUES PRESENTED FOR REVIEW

1. Whether plaintiffs' claims in connection with the retention of securities are preempted by the SLUSA provision that preempts claims "in connection with the purchase or sale" of securities?

2. Whether the Motions Panel incorrectly concluded that it has appellate jurisdiction over these cases by overlooking language in SLUSA which provides that only preempted "covered class actions" are removable and thereby erred in concluding that the district court's remand orders were not unreviewable remands for lack of subject matter jurisdiction?

STATEMENT OF FACTS

Plaintiffs are long-term investors in the defendant Funds. Appellants' Appendix ("App.") 243a.[1] Plaintiffs have sued the Funds and the Funds' Managers for negligently or recklessly failing to calculate the Funds' share prices accurately. App. 254a-262a. The valuation practices expose long-term investors like plaintiffs to "market timers" who engage in short-term "stale price trading," a practice which is detrimental to long-term investors. App. 248a.

Mutual funds are intended for long-term investment, a fact which the defendants have not disputed, inasmuch as they marketed the Funds as long-term investment vehicles. App. 243a. Each of the Funds included in their investment portfolios securities that are traded in securities markets outside the United States, such as London, Paris, Frankfurt, Moscow, Tokyo and Sydney. App. 244a. The Funds are "open-end" funds, meaning that the Funds can issue shares after the original offering. App. 243a. Shares of the Funds are redeemed by selling shares back to the fund from which they were issued and purchased. Shares of the Funds can be traded only once daily at 4:00 p.m. Eastern Time. App. 243a, 249a.

The value of the shares of the Funds depends in large part upon the value of the foreign securities which each Fund owns. App. 243a-244a. The price of a share of each Fund is determined once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time and is based

[1] For convenience, plaintiffs have adopted the defendants' convention of citing to the Complaint in *Potter* as representative. Defendants' Joint Brief ("Br.") at 6, n.3.

upon the fund's "net asset value." App. 243a–244aa. In determining the net asset value and thus the price of a share, the defendants must valuate each of the securities in a fund's portfolio. App. 243a–244a. For the foreign securities in the Funds' portfolios, the defendants use the last trade price in the home market of each of the securities in its portfolio. App. 244a.

The foreign securities markets at issue are located in times zones that span the globe and are five hours to fifteen hours ahead of Eastern Time. App. 245a–248a. Accordingly, when the values of the Funds' shares are determined at 4:00 p.m. Eastern Time, the closing prices of the foreign securities in the Funds' portfolios are five to fifteen hours old. *Id.* For instance, if one of the Funds owns shares of an Australian company, the Fund will use the closing price of that company's stock when the markets closed 14 hours earlier in Sydney. App. 246a.

Events occurring after the close of foreign securities markets can and do affect the next day's prices of securities traded in those markets. App. 244a–245a. One such event strongly affecting foreign markets is value movements in the United States market. App. 244a–245a. Studies of world financial markets have established a positive correlation between value movements in the United States market and value movements in foreign markets. App. 245a. For instance, if the United States market experiences an upward movement in values, it can be predicted that Asian and European markets will move upward once trading begins on their next trading day. App. 245a.

Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins on their next trading day. App. 245a. By the time the Funds' net asset values are calculated at 4 p.m. Eastern Time, the closing prices of foreign securities in the Funds' portfolios may be "stale," if, after the closing of the foreign markets, events have occurred which will affect opening prices in the foreign market the next day. App. 245a.

Plaintiffs have alleged that by failing to make adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing the Funds' shares, the defendants have exposed long-term investors to short-term market timers who regularly purchase and redeem the Funds' shares as part of a profitable trading strategy. App. 248a. Due to the positive correlations between value movements in United States markets and foreign markets, market timers are able to predict changes in the Funds' value based on the stale closing prices of the stocks in the Funds' portfolios. App. 248a-249a.

Market timers purchase shares of the Funds on days when the United States market moves up after the close of the foreign market. App. 249a. The shares market timers buy are undervalued because their prices were based upon the closing prices of the foreign securities, closing prices that were "stale" because they did not reflect the subsequent upward movement of the U.S. market. App. 249a.

Later, market timers redeem their shares on days when the United States market moves down after the close of the foreign market. App. 249a. The shares market timers redeem are overvalued because their prices were based upon the closing prices of the foreign securities, closing prices that were "stale" because they did not reflect the subsequent downward movement of the U.S. market. App. 249a.

Plaintiffs' state law claims are based upon a state law duty of reasonable care in selling fund shares to market timers at undervalued prices and redeeming shares from market timers at overvalued prices. App. 254a-262a. Plaintiffs have *not* accused defendants of misrepresenting the Funds as appropriate long-term investment vehicles or misstating share prices. Similarly, nowhere in any of the Complaints do any of the plaintiffs "allege that they were induced to purchase securities that the prospectuses represented would be properly priced." Br. at 26.

A. *Nature of the case*

Plaintiffs have not "forsw[orn] reliance on federal law hoping to avoid the strictures of federal statutes such as the Private Securities Litigation Reform Act of 1995." *Kircher v. Putnam Funds Trust*, 373 F.3d 847, 848 (7th Cir. 2004). Plaintiffs have no remedy under the Securities Act of 1933 or the Securities Exchange Act of 1934 to "forswear" because the practices of which they complain did not occur "in connection with" plaintiffs' purchase or sale of securities. Thus, under the rule announced in *Blue Chip Stamps v. Manor Drug*

Stores, 421 U.S. 723 (1975), plaintiffs lack standing to assert a claim under either the 1933 or 1934 Acts. Because their claims are not cognizable under the 1933 or 1934 Acts, plaintiffs filed their respective cases under state law as contemplated in *Blue Chip Stamps*. 421 U.S. at 738 n.9.

B. *Course of Proceedings*

Plaintiffs sued each defendant in two counts: one common law negligence count and one common law recklessness count, alleging that defendants' valuation practices diluted their investments because those valuation practices exposed them to market timing trading. App. 254a-262a. The defendants removed the cases to district court, contending both that the cases were removable under SLUSA and that plaintiffs' claims were also within the court's diversity and federal question jurisdiction on grounds completely separate from SLUSA. App. 5a, 8a, 12a, 23a, 31a, 41a, 43a.

Plaintiffs filed motions to remand the cases to state court for lack of subject matter jurisdiction. App. 2a, 7a, 13a, 23a, 36a. All three district judges rejected the defendants' jurisdiction contentions, concluding that the district court lacked subject matter jurisdiction and that the cases were therefore not removable. App. at 4a, 5a, 9a, 20a, 21a, 26a, 27a, 33a, 34a, 41a, 46a. With respect to the defendants' SLUSA theory, the district judges held that because plaintiffs' claims were not preempted by SLUSA, they were also not removable under SLUSA. *Id.* The judges therefore remanded each of the cases.

Apparently of the opinion that the district court's remand orders were not appealable, the Templeton, Evergreen, AIM and T. Rowe Price defendants did not appeal. The remaining defendants did appeal. This Court ordered the Putnam defendants to show cause why their appeal should not be dismissed for lack of appellate jurisdiction. In a June 29 decision, the Motions Panel (Judges Easterbrook, Evans and Williams) held that 28 U.S.C. § 1447(d) does not bar appellate review of the *Kircher* remand order and ordered the case (which it later consolidated with the other cases in this appeal) to proceed to briefing and decision on the merits. *Kircher*, 373 F.3d at 851.

SUMMARY OF ARGUMENT

Defendants ask this Court to reject a unanimous line of decisions from numerous district courts and two other courts of appeals and hold that plaintiffs' claims in connection with their retention of securities are somehow "in connection with the purchase or sale" of securities within the meaning of the 1934 Act's preemption provision (SLUSA amends the 1933 and 1934 Acts). Defendants so contend even though there is no dispute that plaintiffs' claims would *not* be "in connection with the purchase or sale" of securities within the meaning of section 10(b) of the 1934 Act. The Court should reject defendants' theory.

First, the "in connection with the purchase or sale" language has for years been interpreted, in the context of private litigation (which is the litigation SLUSA targets), to require that the defendants' misconduct be "in connection with" the *plaintiff's* "purchase or sale" of securities. *Blue Chip Stamps v. Manor*

Drug Stores, 421 U.S. 723 (1975). "'Where Congress uses terms that have accumulated settled meaning under either equity or the common law, a court must infer, unless the statute otherwise dictates, that Congress means to incorporate the established meaning of these terms.'" *In re Chambers*, 348 F.3d 650, 655 (7th Cir. 2003) (quoting *NLRB v. Amax Coal Co.*, 453 U.S. 322, 329 (1981)). Accordingly, because defendants' misconduct is not "in connection with" plaintiffs' "purchase or sale" of securities, SLUSA does not preempt plaintiffs' claims.

Second, contrary to defendants' contentions, plaintiffs could not have alleged and in fact have not alleged that defendants' misconduct "coincided with" plaintiffs' purchase of securities. Although a purchaser (or seller) of mutual fund shares may have a claim that defendants' share pricing practices caused their purchases to be at an overvalued price (or their sales to be at an undervalued price), those claims are distinct from the only claims plaintiffs have asserted: that defendants' share pricing practices permitted market timers to purchase shares at undervalued prices (and to sell at overvalued prices) thereby diluting the value of plaintiffs' holdings. Accordingly, the claims plaintiffs have asserted are not those that purchasers or sellers of mutual fund shares could assert as a matter of indisputable fact.

Third, the Motions Panel overlooked critical language in SLUSA which makes only preempted cases removable. This was the district court's clear understanding of SLUSA. As a result, when the district court explicitly remanded the cases for "lack of subject matter jurisdiction," the court meant it

lacked "adjudicatory competence." *Kircher*, 373 F.3d at 850. Accordingly, appellate review of the district court's remand orders is prohibited by 28 U.S.C. § 1447(d).

STANDARD OF REVIEW

"Because the propriety of removing a state action to federal court is a question of federal jurisdiction, we review *de novo* the denial of a motion to remand to state court." *Rogers v. Tyson Foods, Inc.*, 308 F.3d 785, 787 (7th Cir. 2002).

ARGUMENT

I. Plaintiffs' claims are not preempted because defendants' conduct occurred in connection with plaintiffs' retention of securities, not in connection with plaintiffs' purchases or sales of securities.

A. *The text of SLUSA preempts only state law claims of a purchaser or seller of a security.*

The parties seem to agree on one thing: SLUSA's "in connection with the purchase or sale" language means the same as it does in section 10(b) of the 1934 Act. Br. at 12. "[T]he 'normal rule of statutory construction' [is] that 'identical words used in different parts of the same act are intended to have the same meaning.'" *Gustafson v. Alloyd Co.*, 513 U.S. 561, 570 (1995) (quoting *Department of Revenue of Or. v. ACF Indus., Inc.*, 510 U.S. 332, 342 (1994)). "'Where Congress uses terms that have accumulated settled meaning under either equity or the common law, a court must infer, unless the statute otherwise dictates, that Congress means to incorporate the established meaning of these terms.'" *In re Chambers*, 348 F.3d 650, 655 (7th Cir. 2003) (quoting *NLRB v. Amax Coal Co.*, 453 U.S. 322, 329 (1981)). SLUSA does not "otherwise dictate."

SLUSA's preemption provisions (15 U.S.C. §§ 77p(b) and 78bb(f)(1)) are, as the Motions Panel noted, "functionally identical," so except as otherwise noted, we too will reference only one section for simplicity's sake. *Kircher*, 373 F.3d at 848. Section 78bb(f)(1), provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging—
>
> (1) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or
>
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 78bb(f)(1). The language at issue here - "in connection with the purchase or sale of a covered security" - is nearly identical to the language of section 10 of the 1934 Act which makes it:

> unlawful for any person ...(b) [t]o use or employ, *in connection with the purchase or sale of any security* registered on a national securities exchange or any security not so registered, ...any manipulative or deceptive device or contrivance in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.[2]

15 U.S.C. § 78j(b) (emphasis added).[3]

---

[2] The only difference in the wording of the two clauses is that section 10(b) refers to "any security" and SLUSA refers to "a covered security." Assuming that this difference connotes some difference in meaning, then SLUSA must be more narrow than section 10(b) because SLUSA specifically defines "covered security," whereas the section 10(b) definition of "security" is "a flexible rather than a static principle, one that is capable of adaptation to meet the countless and variable schemes devised by those who seek the money of others on the promise of profits." *Brenner v. Career Acad., Inc.*, 467 F.2d 1080, 1083 (7th Cir. 1972) (quoting *Tcherepnin v. Knight*, 389 U.S. 332, 336 (1967) and *SEC v. W.J. Howey Co.*, 328 U.S. 293, 299 (1946)). Any such difference in meaning is not germane for present purposes.

[3] SEC Rule 10b-5 similarly provides as follows:

The defendants argue that section 10(b)'s "in connection with" language has been interpreted broadly and that SLUSA's nearly identical language should be similarly interpreted. Plaintiffs do not dispute that section 10(b)'s "*in connection with*" language has been interpreted broadly in other contexts. However, in the context of private litigation - which SLUSA's preemption provision explicitly targets (preempting covered class actions involving allegations by "any private party") - the Supreme Court has interpreted the "in connection with the *purchase or sale*" language to impose a threshold standing requirement that the plaintiff be a purchaser or seller in the transaction which is the subject of the lawsuit. *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723 (1975).

Defendants dispute this characterization, arguing that *Blue Chip Stamps* "is *not*, as the Investors would have it, a judicial construction of the 'in connection with' requirement of § 10(b)." Br. at 19. According to defendants, "the *Blue Chip Stamps* Court did not even purport" to interpret the "in connection with"

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§ 240.10b-5 Employment of manipulative and deceptive devices.

It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,

(a) To employ any device, scheme, or artifice to defraud,

(b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or

(c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

17 CFR § 240.10b-5.

language of section 10(b); its ruling was "expressly *divorced from* the language of the statute"; and its ruling was "based on policy, not statutory language." Br. at 22. Curiously, however, defendants never quite get around to discussing what *Blue Chip Stamps* actually says.

Contrary to the defendants' assertions, a careful reading of *Blue Chip Stamps* reveals that the Court did indeed interpret the 1934 Act's "in connection with the purchase or sale" language in the context of private civil litigation. Throughout its opinion, the Court makes clear that it is concerned with the exposition of the "in connection with the purchase or sale" language. Referring to the decision in *Birnbaum v. Newport Steel Corp.*, 193 F.2d 461 (2d Cir. 1952), which was the first case to hold that only purchasers and sellers of securities had standing to sue under section 10(b), the Court stated that "*Birnbaum*'s reasonable *interpretation of the wording of § 10(b)*, wording which is directed toward injury suffered 'in connection with the purchase or sale' of securities, argues significantly in favor of acceptance of the *Birnbaum* rule by this Court." *Blue Chip Stamps*, 421 U.S. at 733 (emphasis added; footnote omitted).

Similarly, the Court stated that "the wording of § 10(b), making fraud in connection with the purchase or sale of a security a violation of the Act, is surely badly strained when construed to provide a cause of action, not to purchasers and sellers of securities, but to the world at large." 421 U.S. at 733 n.5. The Court added:

> The wording of § 10(b) directed at fraud "in connection with the purchase or sale" of securities stands in contrast with the parallel antifraud provision of

> the 1933 Act ... reaching fraud "in the offer or sale" of securities. ... When Congress wished to provide a remedy to those who neither purchase nor sell securities, it had little trouble in doing so expressly.

421 U.S. at 733-34. The Court in *Blue Chip Stamps* thus adopted the *Birnbaum* rule which, to reiterate, the Court recognized as an "interpretation of the wording of § 10(b)." 421 U.S. at 733, 749. The purchaser/seller standing requirement is therefore clearly grounded in the "purchase or sale" language of section 10(b).

The Court did not, as defendants argue, "eschew[] reliance on the text" of section 10(b) in preference to "policy considerations"; rather, the Court relied upon policy considerations *in addition to* the text of the statute because the text alone was not conclusive. As the Court explained:

> we would by no means be understood as suggesting that we are able to divine from the language of § 10(b) the express "intent of Congress" as to the contours of a private cause of action under Rule 10b-5. When we deal with private action under Rule 10b-5, we deal with a judicial oak which has grown from little more than a legislative acorn. ... [I]t would be disingenuous to suggest that ... Congress in 1934 ...foreordained the present state of the law with respect to Rule 10b-5.

421 U.S. at 737. Thus, the Court concluded, "[i]t is therefore proper that we consider, *in addition* to the factors already discussed, what may be described as policy considerations *when we come to flesh out the portions of the law* with respect to which neither the congressional enactment nor the administrative regulations offer conclusive guidance." *Id.* (emphases added).

"The law" which the Court "fleshed out" was the "in connection with the purchase or sale" language of section 10(b) and Rule 10b-5. The defendants'

argument that "[t]he *Blue Chip Stamps* rule is *not* ...a judicial construction of the 'in connection with' requirement of § 10(b)," Br. at 19, is simply incorrect.

Three members of the six justice majority in *Blue Chip Stamps* certainly understood the decision to be based upon the language of section 10(b), as they wrote a concurring opinion "to emphasize the significance of the text[]" of the statute, "especially the language of § 10(b)." 421 U.S. at 755 (Powell, Stewart & Marshall, JJ., concurring). "The critical phrase in both the statute and the Rule is 'in connection with the purchase or sale of any security.'" *Id.* at 756. As Justice Powell wrote:

> Our task in this case is to construe a statute. In my view, the answer is plainly compelled by the language as well as the legislative history of the 1933 and 1934 Acts. But even if the language is not "plain" to all, I would have thought none could doubt that the statute can be read fairly to support the result the Court reaches.

Id. at 760. The three dissenters also understood the Court's opinion to be an "interpretation" of section 10(b) and to "purport[] to find support in 'evidence from the texts of the 1933 and 1934 Acts.'" *Id.* at 769 (Blackmun, Douglas & Brennan, JJ., dissenting).

The "in connection with the purchase or sale" language has "engendered tremendous amounts of litigation and received substantial judicial attention" and is "language that, at the time of SLUSA's enactment, had acquired settled, and widely-acknowledged, meaning in the field of securities law, through years of judicial construction in the context of § 10b-5 lawsuits." *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1342-43 (11th Cir. 2002). Indeed, years before *Blue Chip Stamps*, the Supreme Court had held that the

statutory "terms 'purchase' and 'sale' are relevant only to the question of statutory coverage" "which may arise in determining who, if anyone, may bring private actions under § 10(b) and Rule 10b-5," a "'standing' problem." *SEC v. National Sec., Inc.*, 393 U.S. 453, 468 n.9 (1969).

The defendants also rely on cases broadly interpreting the "in connection with" language in the context of SEC enforcement actions and criminal prosecutions. *SEC v. Zandford*, 535 U.S. 813 (2002); *United States v. O'Hagan*, 521 U.S. 642 (1997). Those cases, however, are fully compatible with *Blue Chip Stamps* because they focus on different language in the "in connection with the purchase or sale" clause than was at issue in *Blue Chip Stamps*.

In *Zandford* and *O'Hagan*, the Court was mainly focused on the words "in connection with" because the issue in those cases was, as defendants acknowledge, the sufficiency of the "nexus between the alleged misconduct and a purchase or sale of securities." Br. at 14. By contrast, in *Blue Chip Stamps* the principal focus was on the words "purchase or sale" which is the textual basis for holding that only purchasers and sellers have standing to sue under section 10(b). *Zandford*'s and *O'Hagan*'s expansive reading of the "in connection with" language is not inconsistent with *Blue Chip Stamps'* more restrictive reading of the "purchase or sale" language for purposes of private litigation.[4]

---

[4] The concern expressed in the SEC's *Dabit* brief that "[a]doption of the purchaser/seller rule for SLUSA purposes" could somehow "apply to the Commission and the United States in civil and criminal enforcement cases under Section 10(b)" is unfounded. First, SLUSA does not have anything to do with enforcement cases brought by the government. Second, it is beyond all dispute that the *Blue Chip Stamps* standing requirement "imposes no limitation on the standing of the SEC to bring actions for injunctive relief under § 10(b) and Rule 10b-5" and is "inapplicable" to criminal prosecutions. *Blue Chip Stamps*, 421 U.S. at 751 n.14; *United States v. Naftalin*, 441 U.S.

In the only other cases defendants cite, *Falkowski v. Imation Corp.*, 309 F.3d 1123 (9th Cir. 2002) and *Feitelberg v. Merrill Lynch & Co.*, 234 F.Supp.2d 1043 (N.D. Cal. 2002), the courts relied on *Zandford* only to determine whether there was a sufficient nexus between the alleged fraud and the plaintiffs' purchases of stock. After having concluded that the plaintiffs, as "purchasers," had standing under *Blue Chip Stamps*, the *Falkowski* court relied on *Zandford* only to answer the question "how closely related to the contract to sell the stock must the fraud be?" 309 F.3d at 1130. In *Feitelberg*, there was never any question but that the plaintiffs were purchasers with standing. The only issue was whether there was a sufficient nexus between a broker's misrepresentations of the value of a stock and the plaintiff's purchase of that stock. 234 F.Supp.2d at 1052.

This distinction between the dual components of the "in connection with the purchase or sale" clause is recognized in one of the cases defendants themselves have cited. The purchaser/seller standing requirement is based upon Rule 10b-5 which "'was directed solely at that type of misrepresentation or fraudulent practice usually associated with the sale or purchase of securities.'" *Ontario Pub. Serv. Employees Union Pension Trust Fund v. Nortel Networks Corp.*, 369 F.3d 27, 31-33 (2d Cir. 2004) (quoting *Birnbaum*, 93 F.2d at 464) ("like the plaintiffs in our case, the plaintiffs in *Birnbaum* attempted to stretch the meaning of Rule 10b-5"). The Second Circuit concluded that:

768, 774 n.6 (1979). For both these reasons, interpreting SLUSA and section 10(b) consistently does not threaten to interfere in any way with governmental enforcement actions.

the district court, in finding that the plaintiffs lacked standing, appeared to conflate the issue of standing with the question of whether the "in connection with" requirement had been met. This is misleading because these are two distinct inquiries. In order for our court to properly reach the merits of the case, including the "in connection with" requirement, we must first find that the parties involved have met the basic requirements of standing.

369 F.3d at 34.

The Supreme Court's interpretation in *Blue Chip Stamps* of the "in connection with the purchase or sale" language of section 10(b) was well-settled law for the 23 years prior to Congress' enactment of SLUSA. This Court therefore "'must infer, unless the statute otherwise dictates, that Congress means to incorporate the established meaning of these terms.'" *Chambers*, 348 F.3d at 655. SLUSA does not "otherwise dictate." Accordingly, the Court should hold that the scope of SLUSA's preemptive reach is coterminous with scope of section 10(b), which does not include non-purchasers and non-sellers in private litigation.

B. *SLUSA's legislative history and the law governing the interpretation of preemption statutes further supports an interpretation of SLUSA's preemption provisions consistent with Blue Chip Stamps.*

"'[I]n all pre-emption cases, and particularly in those [where] Congress has legislated ... in a field which the States have traditionally occupied, we start with the assumption that the historic police powers of the States were not to be superseded by the Federal Act unless that was the clear and manifest purpose of Congress.'" *Engine Mfrs. Ass'n v. South Coast Air Quality Mgmt. Dist.*, _U.S._, 124 S. Ct. 1756, 1765 (2004) (quoting *Medtronic, Inc. v. Lohr*, 518 U.S. 470, 485 (1996)). The assumption against preemption applies not only "to the question

whether Congress intended any pre-emption at all," but also "to questions concerning the *scope*" of an express preemption statute. *Medtronic, Inc. v. Lohr*, 518 U.S. 470 (1996) (emphasis in original) (citing *Cipollone v. Liggett Group, Inc.*, 505 U.S. 504, 518, 523 (1992) (where the Court "used a 'presumption against the pre-emption of state police power regulations' to support a narrow interpretation of such an express" preemption statute)).

The claims of non-purchasers and non-sellers of securities is such "a field which the States have traditionally occupied." Since the 1952 decision in *Birnbaum* first announcing the rule that only purchasers and sellers may assert claims under section 10(b), non-purchasers and non-sellers have been left to the "remedies ... available to nonpurchasers and nonsellers under state law." *Blue Chip Stamps*, 421 U.S. at 738 n.9. Accordingly, this Court must assume that Congress did not intend to supercede these "'historic police powers of the States ... unless that was the clear and manifest purpose of Congress.'" *Engine Mfrs. Ass'n*, 124 S. Ct. at 1765.

Nothing in SLUSA's text suggests that Congress intended to preempt the state law claims of non-purchasers and non-sellers who have no remedy under the 1933 and 1934 Acts. Defendants contend such Congressional intent may be inferred from the fact that SLUSA preempts other "claims that could not be maintained under § 10(b)," such as aiding and abetting claims and claims which do not require the level of scienter required by section 10(b). Br. at 23. First, whether Congress preempted other claims says very little (if anything) about

whether Congress intended to preempt the kind of stockholder retention claims at issue here.

Second, SLUSA is completely silent with respect to state law aiding and abetting claims, and the only support defendants cite for the proposition that such claims are preempted are the dissenting views of four House members. Br. at 23-24. Several decisions involve remands of cases that included state law claims for aiding and abetting. *See, e.g., Schuster v. Gardner*, 319 F.Supp.2d 1159, 1164 (S.D. Cal. 2003); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F.Supp.2d 584, 586 (W.D. Tex. 2001); *Gordon v. Buntrock*, 2000 WL 556763 at *1 (N.D. Ill., April 28, 2000).

Third, those courts holding that non-scienter claims are preempted have reached that conclusion based on the express language of the statute. *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1346 (11th Cir. 2002) ("The sections of SLUSA that amend the 1933 Act track the language of §§ 11 and 12(a)(2), and claims under §§ 11 and 12(a)(2) of the 1933 Act do not require a showing of scienter. Thus, SLUSA preempts *some* claims—namely, those brought under § 11 or 12(a)(2) of the 1933 Act—that lack a scienter requirement."); *Winne v. Equitable Life Assurance Soc'y of the U.S.*, 315 F.Supp.2d 404, 415 (S.D.N.Y. 2003) (same). Notably, the Eleventh Circuit held that SLUSA preempts some state law claims that lack a scienter requirement while simultaneously holding that security retention claims - holder claims - are not preempted. 292 F.3d at 1342-43.

The defendants also contend that because Congress "codif[ied] a number of express exceptions to SLUSA preemption," the courts should not "recognize as a non-statutory exception to SLUSA the policy-based purchaser/seller limitation of *Blue Chip Stamps*." Br. at 24. To the contrary, Congress explicitly preserved "except as provided in subsection (f) of this section, ... any and all other rights and remedies that may exist at law or in equity." 15 U.S.C. 78bb(a). If the only state law claims Congress preserved were those explicitly enumerated in SLUSA itself, SLUSA's savings clause would be redundant. Such an interpretation of SLUSA would run afoul of the well-established canon that "[c]ourts should avoid statutory constructions that render another part of the same provision superfluous." *United States v. Alvarenga-Silva*, 324 F.3d 884, 887 (7th Cir. 2003) (*per curiam*). Thus, there must be at least *some* "other rights and remedies" that Congress intended to preserve beyond the expressly codified exceptions.

The only explanation of Congressional intent that squares with both the text of SLUSA and its legislative history is that Congress intended to close the "loophole" in the PSLRA which had resulted in a shift of traditional, federal securities class action lawsuits from federal to state courts. *See* S. REP. NO. 105-182, 1998 WL 226714, at *9 ("This legislation is designed to address an unforeseen 'loophole' in the 1995 Private Securities Litigation Act, that has blocked that law from accomplishing its stated goal of reforming private securities litigation."). Congress' goal of establishing national standards is attained by bringing back to federal courts the litigation which had shifted to

state courts in the wake of the PSLRA. SLUSA ensures that the PSLRA's reforms cannot be evaded through state court litigation. It thereby "nationalizes" the stringent PSLRA reforms. But the PSLRA amended the 1933 and 1934 Acts and was therefore limited to establishing uniform standards in securities class actions under those two statutes and not securities-related litigation which has never been brought under the 1933 or 1934 Acts.

Similarly, defendants argue that "SLUSA was enacted to address precisely the same evils that animated the *Blue Chip Stamps* policy determination." Br. 20. Starting from a result-driven premise at that level of generality - that the policies of the *Blue Chip Stamps* Court and Congress were to eliminate lawsuits - leads predictably to the conclusion that the defendants urge: whatever reading of the language serves the purpose of eliminating lawsuits is the one that should be adopted. That argument suffers from the disadvantage that it is at war with all of the rules of statutory construction discussed above. It ignores the rule requiring similar statutory language to be interpreted similarly, it ignores the presumption against preemption, and it ignores the rule that requires courts to avoid interpretations of a statute which render another part of the same provision superfluous.

A more precise statement of Congress' policy is that Congress intended to bring back to federal court securities litigation which historically had been litigated in federal court, and to hold plaintiffs' feet to the PSLRA fire. The policy considerations "animating" the *Blue Chip Stamps* rule was a concern that allowing non-traders to bring federal securities claims would cause a flourish

of meritless "strike" suits. But the Court also recognized that the purchaser/seller requirement "unreasonably prevents some deserving plaintiffs from recovering damages which have in fact been caused by violations of Rule 10b-5." *Blue Chip Stamps*, 421 U.S. at 738. These "deserving plaintiffs" the Court directed to state court: "Obviously this disadvantage is attenuated to the extent that remedies are available to nonpurchasers and nonsellers under state law." *Id.* at 738 n.9. Thus, while at a very general level Congress and the Court may be said to have shared policy concerns, closer examination of those policy concerns does not lead to the conclusion that defendants urge.

The Supreme Court has long admonished courts to err on the side of caution whenever there are doubts about Congress' intent to preempt state law. "An unexpressed purpose of Congress to set aside statutes of the states regulating their internal affairs is not lightly to be inferred and ought not to be implied where the legislative command, read in the light of its history, remains ambiguous." *Penn Dairies v. Milk Control Comm'n*, 318 U.S. 261, 275 (1943). At the very least, SLUSA's text, its legislative history and basic interpretive rules cast doubt upon the proposition that SLUSA preempts the state law claims of holders in connection with the retention of securities. Every federal court to have addressed the issue has held that such claims are not preempted, as discussed in the next section.

C. *The district court's rulings are in accord with those of numerous other courts which have unanimously concluded that SLUSA's "in connection with the purchase or sale" language incorporates the Blue Chip Stamps holding and that SLUSA does not preempt claims in connection with the retention of a security.*

Defendants have not cited a single case in which a federal court has ever held that a stockholder's retention claims are preempted by SLUSA. The reason is every single court to have addressed the issue has held just the opposite and has done so on the same *Blue Chip Stamps*-based rationale which the defendants attack in this appeal.

Lacking support in the statutory language or case law, defendants rely heavily upon an SEC *amicus* brief filed earlier this year in a case which, as of the time of this writing, is pending in the Second Circuit. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2003 WL 1872820 (S.D.N.Y. April 10, 2003), *appeal docketed*, No. 03-7499 (2d Cir. May 13, 2003). The contentions advanced by the SEC in that brief are the same defendants assert here and are wrong for the same reasons discussed above.

To the extent that defendants invite this Court to defer to the SEC's opinion as expressed in its *Dabit* brief, the invitation should be declined. No deference is required in this case "because the government's brief did not offer an interpretation of the agency's regulations." *Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc.*, 467 U.S. 837 (1984). *Chevron* "only requires deference to agency interpretations of regulations," not statutes; even so the regulation must first be ambiguous. *Keys v. Barnhart*, 347 F.3d 990, 993-94 (7th Cir. 2003) (when deference is due, agency briefs are only entitled to "limited deference").

In any event, the defendants' and the SEC's positions not only find no support in the case law, the courts have unanimously ruled the other way. For

instance, in *Green v. Ameritrade, Inc.*, 279 F.3d 590, 595 (8th Cir. 2002), the Eighth Circuit held that "Congress designed SLUSA to close a perceived loophole in the pleading requirements of the" PSLRA. "To interpret this ['in connection with'] language we look to cases interpreting identical language found in SEC Rule 10b-5 and § 10(b) of the Securities Exchange Act of 1934," and "[t]he Supreme Court has clearly explained the meaning of this language in the context of SEC Rule 10b-5 and § 10(b)" in *Blue Chip Stamps*. *Id.* at 597 (citations omitted).

In *Ameritrade*, the Eighth Circuit rejected the defendant's argument that the Court should:

> interpret the "in connection with" requirement flexibly, but we cannot ignore the plain language of the statute and the cases applying that language, both in the context of SLUSA and as interpreted in Rule 10b-5 and § 10(b) cases. Our inquiry leads us inevitably to the conclusion that nonsellers and nonpurchasers of securities are not covered by SLUSA's preemption provision. We believe that, in enacting SLUSA, Congress did not make class actions on behalf of "nonsellers" and "nonpurchasers" removable to federal court. In enacting the Uniform Standards Act, Congress was aware of the interpretation of § 10b of the 1934 Act, which acknowledged that causes of actions for the "nonpurchase" or "nonsale" of securities were not covered by the 1934 Act, and that state law would fill those gaps.

Id. at 598. Similarly, the Eleventh Circuit held:

> Analogizing to § 10b-5 is particularly appropriate because SLUSA was specifically enacted as an amendment to the 1933 and 1934 Acts (and their successor statutes). In enacting SLUSA, therefore, Congress was not writing on a blank slate; instead, it was legislating in an area that had engendered tremendous amounts of litigation and received substantial judicial attention. In using the phrase "in connection with the purchase or sale of a covered security," Congress was not creating language from a vacuum; instead, it was using language that, at the time of SLUSA's enactment, had acquired settled, and widely-acknowledged, meaning in the field of securities law, through years of judicial construction in the context of § 10b-5 lawsuits. Under these circumstances, we must presume that Congress intended the

phrase "in connection with the purchase or sale of a covered security" to have the same meaning in SLUSA that it has in § 10b-5.

Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1342-43 (11th Cir. 2002); *accord Behlen v. Merrill Lynch*, 311 F.3d 1087, 1093 (11th Cir. 2002) (Supreme Court "has interpreted the identical ['in connection with'] phrase as it appears in Rule 10b-5, which implements section 10(b) of the 1934 Act").

Riley is particularly instructive because it discusses holder claims of the sort involved in the present case. "[U]nder *Blue Chip*, SLUSA does *not* apply to claims dealing *solely* with the retention of securities, rather than with purchase or sale." 292 F.3d at 1345 (emphases in original). In *Riley*, the Eleventh Circuit agreed that with "carefully-crafted allegations," state law claims can still be pursued under state law as they were "in *Gutierrez* [*v. Deloitte & Touche, L.L.P.*, 147 F.Supp.2d 584, 592-94 (W.D. Tex. 2001).]" *Riley*, 292F.3d at 1345. Numerous district courts, applying the same *Blue Chip Stamps*-based rationale have remanded cases involving holder claims because they are not preempted under SLUSA. *See, e.g., Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127 (D. Mass. 2004); *Grabow v. PricewaterhouseCoopers LLP*, 313 F.Supp.2d 1152 (N.D. Okla. 2004); *Dacey v. Morgan Stanley Dean Witter & Co.*, 263 F.Supp.2d. 706, 710 (S.D.N.Y. 2003); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F.Supp.2d 584, 592-94 (W.D. Tex. 2001).[5]

---

[5] *See also Feitelberg v. Credit Suisse First Boston LLC*, 2003 WL 22434098 at *5 (N.D. Cal. Oct. 24, 2003); *Chinn v. Belfer*, 2002 WL 31474189 at *4 (D. Or. June 19, 2002); *Shen v. Bohan*, 2002 WL 31962136 at *3 (C.D. Cal. Oct. 17, 2002); *Shaev v. Claflin*, 2001 WL 548567 *5 (N.D. Cal. May 7, 2001); *Spielman v. Merrill Lynch, Pierce, Fenner & Smith*,

D. *Plaintiffs' and putative class members' holder claims do not and cannot have a "purchase" component which would bring them within the ambit of SLUSA's removal provision.*

In an attempt to come within the Eighth and Eleventh Circuits' holdings, defendants advance two theories. First, they contend that plaintiffs have asserted "buy and hold" claims, claims which plaintiffs readily acknowledge would be preempted under SLUSA. Second, they assert that plaintiffs' proposed class definitions provide a basis for finding SLUSA preemption because "[i]t is indisputable that this class includes purchasers and sellers." Br. at 27. Both theories reflect a contrived characterization of or a fundamental misunderstanding of the nature of the claims plaintiffs have asserted.

At the moment a market timer purchases undervalued shares of a mutual fund, long-term investors like plaintiffs are injured because their investment is instantly and irrevocably diluted by the sale to the market timing trader at an artificially low price. Consider hypothetically a mutual fund owned by ten long-term investors who each own one share of the fund: the investors' pooled assets are worth $10 (and thus each share is worth $1), but because the fund uses stale foreign securities prices when calculating its net asset value, the fund is reported to be valued at only $0.50 per share.

The market timer then purchases one share at the undervalued price of fifty cents. The investors' pooled assets increase to $10.50, but since those assets are now owned by eleven investors, each share is now only worth ninety-five

Inc., 2001 WL 1182927 at *5 (S.D.N.Y. Oct. 9, 2001); *Gordon v. Buntrock*, 2000 WL 556763 at *4 (N.D. Ill. April 28, 2000); *Hines v. ESC Strategic Funds, Inc.*, 1999 WL 1705503 at *6 (M.D. Tenn Sept. 17, 1999).

cents (*i.e.*, $10.50 ÷ 11 shares). The original ten investors' share values thus drop by five cents per share solely as the result of the sale to the market timer at an artificially low price. Investors, of course, assume the risk that their investments will decline in value as the result of the performance of the foreign companies in which the fund holds securities and due to natural market fluctuations. They do not, however, assume the risk that their investments will decline in value purely and simply due to a fund's sales of shares at undervalued prices.

Now suppose the hypothetical fund's net asset value is recalculated the following day, but this time, there have been no events affecting the value of the foreign securities after the close of the foreign markets. The fund's net asset value is recalculated and now reflects its true value of $10.50. The market timer (who bought at $0 50) then redeems his one share at ninety-five cents, making a whopping forty-five cent profit at the expense of the ten original long-term investors. Even if the market timer does not sell his share, he will always own more than his fair share of the fund because he was able to buy 1/11 of the fund at a price which actually corresponded to only 1/22 of the funds' actual net asset value. Conversely, the long-term investors will thereafter always own less than their fair share of the fund because their ownership of the fund and their voting rights were diluted by the discounted sale to the market timer. It is such dilution of their investments for which plaintiffs have brought suit in this case. App. 254a-262a.

Dilution claims are by definition claims for an injury which purchasers and sellers cannot sustain. Some purchasers of the Funds' shares *might* have some claim against the defendants based on their purchase of overpriced shares. Similarly, sellers of the Funds' shares *might* have some claim against the defendants based on their sale of undervalued shares. In both instances, however, any such viable claim would exist independently of whether a market timer purchased or sold Fund shares. Plaintiffs have asserted no such claims, and even though members of the proposed class *might* have such claims (assuming there is any such viable claim), plaintiffs have not asserted those kinds of claims on behalf of any class member. The only claims plaintiffs have asserted are claims that the defendants' negligent or reckless share price calculations exposed plaintiffs to stale price trading practices which diluted their investments. Thus, plaintiffs' and class members' claims are claims which only existing shareholders who retain their shares can assert.

It is true "that when *a claim* ... sweeps within its ambit actual purchases or sales of stock[, it] *is* covered by SLUSA, [and] a plaintiff may not avoid SLUSA's restrictions simply by alleging that a given misrepresentation caused him *both* to purchase and hold a particular security." *Riley*, 292 F.3d at 1345 (some emphasis added). In *Riley*, the plaintiff's "allegations in this case [were] not limited solely to the retention of covered securities," and they were therefore subject to SLUSA. *Id.*

However, as the text of SLUSA requires, *Riley* focused on the substantive allegations of the defendant's misconduct in the complaint in that case. *See*

15 U.S.C. § 78bb(f)(1) (preempting covered class actions "in which a private party alleges" specified misconduct by the defendant). The plaintiff in *Riley* alleged that Merrill Lynch's misrepresentations "'induced the Plaintiffs and other Class members to *purchase and retain* shares of the Growth Fund during the Class Period:

> The fact that class members purchased *and then retained* their Growth Fund shares does not necessarily add anything *to the basic claim of purchasing,* because all investors, by definition, hold their shares for at least some of the time after purchase. Thus, while in principle *we agree* with Performance Plan's argument *that SLUSA does not apply to "holding" claims,* and that such claims accordingly may be brought in state court, under state law, we do not find that the rule applies in this case.

292 F.3d at 1345 (some emphasis added).

Similarly, in *Professional Management Associates, Inc. v. KPMG LLP*, 335 F.3d 800, 803 (8th Cir. 2003), it was the plaintiff's substantive allegations - not the class definition - that required dismissal under SLUSA: "PMA's complaint implicitly allege[d] the *misrepresentations and omissions were made in connection with the purchase of securities* and thus SLUSA requires dismissal." *Id.* (emphasis added). The plaintiff in *KPMG* tried unsuccessfully to avoid preemption under SLUSA "by asserting it is only claiming damages as a result of holding its stock." *Id.* The plaintiff was not permitted to cleave what was essentially a single fraud claim into separate claims for purchasing and holding and to eschew the purchasing claim, because the purchase and subsequent retention of the stock resulted from the same instances of misrepresentation: "the class investors *bought and held* their shares" as a result of KPMG's alleged misrepresentations. *Id.* (emphasis added).

Finally, defendants cite *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F.Supp.2d 14 (S.D.N.Y. 2001), which may at first seem to suggest that SLUSA's applicability may be determined by reference to the class definition, contrary to the statute's plain language. In *Hardy* the plaintiff alleged "that defendant had breached its fiduciary duty to its brokerage customers by maintaining positive recommendations on shares of Internet Capital Group, Inc. ... despite defendant's knowledge that Internet Capital faced serious financial problems." *Id.* at 15. As in *Riley* and *KPMG*, the court focused on the actual claims asserted and, for one segment of the proposed class, found that "*plaintiffs have raised a federal securities claim* that is subject to removal and dismissal under SLUSA *as they purchased their shares in reliance on an alleged misstatement.*" *Id.* at 19 (emphases added).

In the present case, plaintiffs' exclusive allegations of defendants' misconduct are that defendants' net asset valuation practices caused shareholders' investments to be diluted – claims that only holders who retain securities can make and that purchasers and sellers do not have. Moreover, plaintiffs seek to represent a class of "[a]ll persons in the United States who *held* shares" in the Funds. App.256a, 258a, 260a, 262a (emphasis added). Although defendants may be right that some class members may well have some kind of related purchase or sales claims, they have not been asserted in this case, and they are distinct claims from the holder dilution claims plaintiffs have brought in this case.

It is axiomatic that "[j]urisdiction may not be sustained on a theory that the plaintiff has not advanced." *Merrell Dow Pharms. Inc. v. Thompson*, 478 U.S. 804, 810 n.6 (1986). Because plaintiffs have asserted dilution claims that only holders of the Funds could assert and because such claims are redressable under state law and not under the 1933 or 1934 Acts, SLUSA does not preempt plaintiffs' claims. The district court properly remanded the cases to state court.

E. *Issues of preemption and Investment Company Act jurisdiction are not properly before this Court.*

In their statement of facts, the defendants (improperly) contend that the Investment Company Act of 1940 (ICA) "does not require (or even permit) funds to estimate the 'fair value'—*i.e.*, a valuation that differs from the closing price—of portfolio securities unless market quotations are not readily available." Br. at 5. First, that contention - essentially that plaintiffs' claims conflict with the ICA and are therefore preempted - is an ordinary "conflict" preemption defense which is completely irrelevant to the issue of SLUSA preemption at issue in this case.

Second, the contention is a contrived one, based upon highly selective quotations from SEC letter rulings. According to the SEC, market quotations "with regard to a foreign security" are not "readily available" within the meaning of SEC regulations if "a significant event ...has occurred after the foreign exchange or market has closed, but before the fund's [net asset value] calculation." Investment Company Institute, SEC No-Action Letter, 2001 WL 436249, at *3 (April 30, 2001). According to the SEC, a "significant event" is "an event that will affect the value of a portfolio security." *Id.* When a fund

determines that an event that will affect the value of a portfolio security "has occurred since the closing of the foreign exchange or market, but before the fund's [net asset value] calculation, then the closing price for that security would not be considered a 'readily available' market quotation, and the fund must value the security pursuant to a fair pricing methodology." *Id.* Thus, defendants' contention that plaintiffs' claims are in conflict with and preempted by the ICA is specious in addition to being irrelevant. *See also Green v. Fund Asset Mgmt., L.P.*, 245 F.3d 214 (3d Cir. 2001) (ICA supplements but does not preempt consistent state law).

Defendants also raise the specter of the ICA, claiming that it provides jurisdiction under the substantial federal question doctrine. Br. at 21 n.6. ("the Investors' claims 'necessarily depend[] on resolution of a substantial question of federal law'"). The district court also rejected that appeal to its jurisdiction, a conclusion which is clearly beyond the Court's authority to review under 28 U.S.C. § 1447(d). In any event, this theory of federal jurisdiction may not even remain viable in light of *Beneficial Nat'l Bank v. Anderson*, 839 U.S. 1, 8 (2003), where the Court held that "a state claim may be removed to federal court in only two circumstances - when Congress explicitly so provides, such as in the Price-Anderson Act, or when a federal statute wholly displaces the state-law cause of action through complete preemption."

Even if the "substantial federal question" theory remains viable, it is not a viable theory of jurisdiction in *this* case. Any federal question in this case must be both "necessary" to a resolution of the case, and it must be "substantial."

First, "'if federal law does not provide a private right of action, then a state law action based on its violation perforce does not raise a 'substantial' federal question.'" *Seinfeld v. Austen*, 39 F.3d 761, 764 (7th Cir. 1994) (quoting *Utley v. Varian Assocs., Inc.*, 811 F.2d 1279, 1283 (9th Cir. 1987)). Defendants do not assert that the ICA provides a private right of action for the misconduct alleged here.

Second, a state law claim supported by alternative theories does not give rise to federal question jurisdiction unless federal law is essential to each of those alternative theories. *Christianson v. Colt Indus. Operating Corp.*, 486 U.S. 800, 810 (1988). Plaintiffs have pled alternative theories of negligence which are based solely upon state law. Plaintiffs have alleged that defendants were negligent and acted willfully and wantonly in "failing to implement" their own "portfolio valuation and share pricing policies" and in "allowing portfolio valuation and share pricing polices and procedures which benefited market time traders ... at the expense of long term shareholders." App. 255a, 257a, 259a-260a, 261a. Irrespective of whether any of plaintiffs' other allegations depend in some degree upon some aspect of federal law, the presence of these alternative state law theories forecloses federal jurisdiction premised upon a "substantial federal question."

II. The Court should reconsider the issue of its appellate jurisdiction because the Motions Panel overlooked critical language in SLUSA's removal provision which makes only preempted cases removable.

The Motions Panel held that the *Kircher* case was removable (and thus within the district court's subject matter jurisdiction) because *Kircher* is a "covered class action." *Kircher v. Putnam Funds Trust*, 373 F.3d 847, 849 (7th Cir. 2004) ("[b]ecause plaintiffs represent more than 50 investors, this is a 'covered class action'" and the district court was therefore "required to decide whether any court may entertain the litigation"). The Court also stated that "the district judge held" that "[r]emoval of this suit was proper" and that unlike situations where district courts have held that "the litigation never should have come to federal court," "[t]hat is not ...what the district judge found here." *Id.*

Contrary to the Panel's understanding, all three district judges below explicitly held that the defendants' removals were "improper." Indeed, Judge Murphy specifically held "[t]hese cases do not belong in federal district court ...." App. 8a. They reached that conclusion based upon five critical words - "as set forth in paragraph (b)" - in SLUSA's removal provision, statutory language which the Panel appears to have overlooked.

Section 77p(c) provides that "[a]ny covered class action brought in any State court involving a covered security, *as set forth in paragraph (b)*, shall be removable ...." 15 U.S.C. § 77p(c) (emphasis added). As discussed at length in the preceding two sections of this brief, paragraph (b) is SLUSA's preemption provision, and it provides that "[n]o covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained

in any State or Federal court by any private party alleging—(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." Thus, under the plain language of SLUSA's removal provision, only "covered class actions" which assert preempted claims are removable.

The district court unmistakably read SLUSA to make *only* preempted claims removable.

- In *Spurgeon*, Judge Reagan held: "SLUSA preempts (and thereby permits removal of) certain securities fraud class actions brought under state law," that plaintiff "does not assert any claim as a *purchaser or seller* of Pacific Life products," and thus that "SLUSA does not preempt" plaintiff's claims. App. at 46a.
- In *Kircher, Parthasarathy, Potter, Vogeler* and *Jackson*, Judge Herndon held: "SLUSA does not permit removal of Plaintiffs' claims" because "Plaintiffs' claims are not claims 'in connection with the purchase or sale of a covered security.'" App. at 4a, 5a, 20a, 21a, 26a, 27a, 33a, 34a, 41a.
- In *Dudley*, Judge Murphy held: the case involves "no claim asserted by a purchaser or seller" and that "[t]hese claims are not actionable under Section 10(b)(5) of the 1934 Securities and Exchange Act, *and they are not removable under SLUSA.*" App. at 9a (emphasis added).

The Panel erred in two ways. First, as just demonstrated, the Panel's conclusion that "the district judge held" that "[r]emoval of this suit was proper" is incorrect. While the Panel was surely correct "that 'jurisdiction' is a word of many shadings and that judges sometimes use the word 'jurisdiction' or the phrase 'subject matter jurisdiction' when they mean something else," 373 F.3d at 849, the district judges here clearly did not mean something else. They were of the opinion that they lacked "adjudicatory competence" in the words of the Panel. *Id.* at 850. The remand orders would therefore be unreviewable even if the judges had been wrong about their jurisdiction. *Adkins v. Illinois Cent. R.R. Co.*, 326 F.3d 828, 834 (7th Cir. 2003). Plaintiffs submit that the district courts were correct, however, which leads to the Panel's second error.

In concluding that the removal of any (not just preempted) "covered class actions" is proper, the Panel stated that:

> SLUSA means, however, that one specific substantive decision [*i.e.*, preemption] in securities litigation must be made by the federal rather than the state judiciary. ...Yet if the remand is deemed non-appealable, then a major substantive issue in the case will escape review—for SLUSA ensures that only the federal judiciary makes the §77p(b) decision. Normal remands, for which §1447(d) is designed, leave all substantive issues open to plenary resolution in the state court (and, if necessary, the Supreme Court of the United States). That's not how SLUSA works; it is now or never for appellate review of the question whether an action under state law is preempted.

373 F.3d at 850. Plaintiffs respectfully disagree. As much as plaintiffs would like to agree that SLUSA precludes defendants from raising SLUSA preemption as a defense in state court, nothing in SLUSA or its legislative history suggests that is so.

Similarly, the Panel did not cite SLUSA's text, its legislative history or any other authority for the propositions that "SLUSA ensures that only the federal judiciary makes the §77p(b) decision" or that "it is now or never for appellate review of the question whether an action under state law is preempted." 373 F.3d at 850. The Panel's concern that "a major substantive issue in the case will escape review" is therefore unfounded; just as in any other case, SLUSA "leave[s] all substantive issues open to plenary resolution in the state court (and, if necessary, the Supreme Court of the United States)." 373 F.3d at 850.

Like the district court below, the Second and Ninth Circuits understand SLUSA to make only preempted "covered class actions" removable. *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 124 (2d Cir. 2003) ("SLUSA only converts into federal claims those state claims that fall within its clear preemptive scope, thereby confining federal question jurisdiction under this statutory regime to a subset of securities fraud cases. ...This balance was achieved by expressly confining SLUSA preemption and removal to lawsuits in which the plaintiff alleges a state law violation stemming from (for purposes of this suit) 'a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security'."); *Abada v. Charles Schwab & Co., Inc.*, 300 F.3d 1112, 1119 (9th Cir. 2002) ("In order to decide whether it had subject matter jurisdiction, the district court was required to decide whether Abada's claims were completely preempted by SLUSA."). The courts were therefore not "mesmerized by the word 'jurisdiction.'" *Kircher*, 373 F.3d at 851.

Rather, they interpreted the district court's subject matter jurisdiction to depend on whether the plaintiffs' claims were preempted by SLUSA.

The conflict with *Spielman* and *Abada* which the Panel expressly recognized it was creating is an unnecessary one. The Second and Ninth Circuits' reading of SLUSA's removal provision is the most natural reading of SLUSA's text, and it in no way implicates this Circuit's holding in *In re Amoco Petroleum Additives Co.*, 964 F.2d 706 (7th Cir. 1992), because the issue involved there - later developments authorizing remand of a case properly removed in the first instance - is simply not at play in this case; the removals here were never proper. This Court therefore lacks appellate jurisdiction.

CONCLUSION

For all of the foregoing reasons, the Court should dismiss these appeals for lack of appellate jurisdiction or, alternatively, affirm the district court's remand of the cases to state court.

By:________________________________

Robert L. King
Swedlow & King LLC
701 Market Street, Suite 350
St. Louis, Missouri 63101
(314) 621-4002

Attorneys for Plaintiffs

CERTIFICATE OF COMPLIANCE WITH F.R.A.P. RULE 32(a)(7)

Pursuant to Federal Rule of Appellate Procedure 32(a)(7), undersigned counsel certifies that this brief is printed in 12-point, proportionally spaced Century type and contains 10,579 words, as counted by the word processing software on which it was prepared.

Dated October 13, 2004

Robert L. King
Swedlow & King LLC
701 Market Street, Suite 350
St. Louis, Missouri 63101
(314) 621-4002

Attorneys for Plaintiffs

CERTIFICATE OF SERVICE

The undersigned, counsel for the Appellees, hereby certifies that on October 13, 2004, two copies of the corrected version of Joint Brief of Appellees and one copy of the corrected digital version of the brief, were delivered by first class U.S. Mail to:

John D. Donovan, Jr.
ROPES & GRAY, LLP
One International Place
Boston, Massachusetts 02110

Thomas B. Smith
ROPES & GRAY, LLP
700 12th Street, N.W.
Washington, D.C. 20005

Steven B. Feirson
Stephen J. McConnell
Nory Miller
DECHERT LLP
4000 Bell Atlantic Tower
Philadelphia, PA 19103

Christopher P. Hall
MORGAN, LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178

Dale R. Harris
DAVIS GRAHAM & STUBBS, LLP
1550 17th Street
Denver, CO 80202

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG, LLP
Two North LaSalle St.
Chicago, IL 60602

John W. Rotunno
Kenneth E. Rechtoris
BELL, BOYD & LLOYD, LLC
70 West Madison Street
Chicago, IL 60602

Seth M. Schwartz
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM, LLP
Four Times Square
New York , NY 10036

Charles F. Smith
Lee P. Garner
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
333 West Wacker Drive
Chicago, IL 60606

Robert Y. Sperling
David E. Koropp
WINSTON & STRAWN
35 West Wacker Drive
Chicago, IL 60601

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

____

Robert L. King
701 Market Street, Suite 350
St. Louis, Missouri 63101
Attorneys for Plaintiffs

END